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Exhibit 3

Management's Discussion and Analysis of Results of Operations and Financial Position

For the year ended December 31, 2006

Management's Discussion and Analysis of Results of Operations and Financial Position ("MD&A") of MI Developments Inc. ("MID" or the "Company") summarizes the significant factors affecting the consolidated operating results, financial condition, liquidity and cash flows of MID for the year ended December 31, 2006. Unless otherwise noted, all amounts are in United States ("U.S.") dollars and all tabular amounts are in millions of U.S. dollars. This MD&A should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006, which are prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). This MD&A is prepared as at March 26, 2007. Additional information relating to MID, including the Annual Information Form for fiscal 2006, can be obtained on the Company's website at www.midevelopments.com and on SEDAR at www.sedar.com.

GENERAL

Overview

MID's principal business is the ownership, management, leasing, development and acquisition of industrial and commercial properties (the "Real Estate Business"). The Company also holds a controlling investment in Magna Entertainment Corp. ("MEC"), a publicly-traded company that, based on revenues, is North America's number one owner and operator of horse racetracks, and one of the world's leading suppliers, via simulcasting, of live horseracing content to the growing inter-track, off-track and account wagering markets.

MEC's racetrack properties, which include under-utilized lands adjacent to some of the racing operations, are located in premier urban real estate markets in the United States. MEC also owns other real estate assets not used in its core racing business. MEC plans to sell or develop certain of these under-utilized lands and non-core real estate assets. In addition, MEC plans to re-develop certain of the properties used in its racing operations. Three of MEC's racetracks (two in the United States and one in Austria) include casino operations with alternative gaming machines and MID believes that MEC is well-positioned to continue to capitalize on legislative changes in certain states across the United States that will permit racetracks to introduce alternative gaming. MID's relationship with MEC provides the Real Estate Business with the opportunity to purchase and/or participate in the development of MEC's under-utilized lands and non-core real estate assets, as well as the development/redevelopment of new and existing MEC properties, including the development of alternative gaming facilities and/or residential developments.

Segments

The Company's reportable segments reflect the manner in which the Company is organized and managed by its senior management. The Company's operations are segmented between wholly-owned operations (the Real Estate Business) and publicly-traded operations (MEC). The segregation of operations between wholly-owned and publicly-traded recognizes the fact that, in the case of the Real Estate Business, the Company's management has direct responsibility for the key operating, financing and resource allocation decisions, whereas, in the case of MEC, such responsibility resides with MEC's separate Board of Directors and executive management.

MID controls 96% of the votes attached to MEC's outstanding stock (representing a 58% equity stake), and is therefore required to include MEC in its consolidated financial statements in accordance with GAAP. MEC accounts for approximately 45% of the Company's consolidated total assets as at December 31, 2006, and approximately 82% of the Company's consolidated revenues, excluding discontinued operations, for the year ended December 31, 2006. The Company's consolidated statements of income (loss), consolidated statements of cash flows, consolidated balance sheets and the MD&A have been arranged so as to provide detailed, discrete financial information on the Real Estate Business and MEC reporting segments.

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Foreign Currencies

Fluctuations in the U.S. dollar's value relative to other currencies will result in fluctuations in the reported U.S. dollar value of assets, liabilities, income and cash flow. The table below reflects the changes in the average exchange rates during the years ended December 31, 2006 and 2005, as well as the exchange rates as at December 31, 2006, and 2005, between the most common currencies in which the Company conducts business and MID's U.S. dollar reporting currency.

	Average exchange rates for the year ended December 31,			Exchange rates as at December 31,
	2006	2005	Change	2006	2005	Change
1 Canadian dollar equals U.S. dollars	0.88	0.83	7%	0.86	0.86	—
1 euro equals U.S. dollars	1.26	1.24	1%	1.32	1.18	11%

The results of all Canadian and most European operations are translated into U.S. dollars using the average exchange rates for the year as shown in the preceding table. The changes in these foreign exchange rates impacted the reported U.S. dollar amounts of the Company's revenues, expenses and income. From time to time, the Company may enter into derivative financial arrangements for currency hedging purposes, but the Company's policy is not to utilize such arrangements for speculative purposes. Throughout this MD&A, reference is made, where relevant, to the impact of foreign exchange fluctuations on reported U.S. dollar amounts.

REAL ESTATE BUSINESS

Overview

At December 31, 2006, the Real Estate Business comprises a global portfolio of 109 income-producing industrial and commercial properties located in 10 countries: Canada, Austria, the U.S., Mexico, Germany, Belgium, the United Kingdom, Spain, Poland and the Czech Republic. The Company owns properties representing 27.5 million square feet of leaseable area with a net book value of approximately $1.2 billion at December 31, 2006. The lease payments are primarily denominated in three currencies: the euro, the Canadian dollar and the U.S. dollar.

Magna International Inc. and its automotive operating units ("Magna") are the tenants in all but five of the Real Estate Business' income-producing properties. Magna, the most diversified automotive supplier in the world, designs, develops and manufactures automotive systems, assemblies, modules and components, and engineers and assembles complete vehicles, primarily for sale to original equipment manufacturers of cars and light trucks in North America, Europe, Asia, South America and Africa. Magna's product capabilities include metal body and structural systems, exterior systems, interior systems, seating systems, roof systems, closure systems, vision and engineered glass systems, electronic systems, powertrain and drivetrain systems, and complete vehicle engineering, testing and assembly.

The terms of the Real Estate Business' lease arrangements with Magna generally provide for the following:

•
leases on a "triple-net" basis, under which tenants are contractually obligated to pay directly or reimburse the Real Estate Business for virtually all costs of occupancy, including operating costs, property taxes and maintenance capital expenditures;

•
rent escalations based on either fixed-rate steps or inflation;

•
renewal options tied to market rental rates or inflation;

•
environmental indemnities from the tenant; and

•
tenant's right of first refusal on sale of property.

The weighted average lease term to expiry (based on leaseable area) of the Real Estate Business' income-producing portfolio at December 31, 2006, disregarding renewal options, is approximately 9.3 years.

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Magna Plant Rationalization

During fiscal 2005, Magna announced that it would be engaging in a plant rationalization strategy. To date, Magna's rationalization plan has included eight facilities under lease from the Company — four in North America and four in Europe.

In the third quarter of 2006, the Real Estate Business sold two of these properties (one in North America and one in Europe) representing an aggregate of 46 thousand square feet of leaseable area with annualized lease payments of $0.3 million. Subsequent to year-end, MID sold one more of the North American properties representing 24 thousand square feet of leaseable area with annualized lease payments of approximately $0.1 million. In conjunction with MID selling these three facilities, the leases were terminated by mutual agreement of MID and Magna, although Magna's environmental indemnity in favour of MID continues for a specified period of time. Magna did not pay termination fees associated with these lease terminations, although Magna has paid certain costs associated with the sale of the properties and, in one case, transferred tenant improvements to MID.

The remaining five properties have a net book value of $17.9 million and represent an aggregate of 562 thousand square feet of leaseable area with annualized lease payments of approximately $2.5 million, representing 1.6% of MID's annualized lease payments at December 31, 2006. Magna continues to be bound by the terms of the lease agreements for these five properties regardless of its plant rationalization strategy. However, as part of the Company's ongoing efforts to maintain and further enhance its relationship with Magna, management continues to evaluate alternatives that provide Magna with the flexibility required by its automotive operations, including potentially releasing Magna from its obligations to continue to pay rent under these leases.

The impact of Magna's plant rationalization strategy on MID to date has been relatively minor. However, as a result of this initiative and challenges in the automotive industry, the pace of Magna-related construction projects has slowed and MID management believes that this trend is likely to continue.

Greenlight Capital Litigation

On August 2, 2005, Greenlight Capital, Inc. and certain of its affiliates ("Greenlight") filed an oppression application in the Ontario Superior Court of Justice against the Company and certain of its current and former directors and officers (the "Greenlight Litigation"). The hearing of the application concluded on March 1, 2006 and on October 30, 2006, the Ontario Superior Court of Justice dismissed the oppression application. On November 29, 2006, Greenlight filed a Notice of Appeal with the Ontario Divisional Court and on January 30, 2007, Greenlight filed its Appellants' factum. The Company continues to consider Greenlight's oppression claim to be without merit and, together with the other respondents, will file a responding factum to vigorously defend against the appeal.

Highlights

(in millions, except number of properties and per share information)	2006	2005	Change
Rental revenue	$155.5	$144.1	8%
Interest and other income from MEC	$29.2	$7.0	317%
Net income(1)	$98.5	$76.4	29%
Funds from operations ("FFO")(2),(3)	$138.2	$113.6	22%
Diluted FFO per share(2),(3)	$2.86	$2.35	22%
Number of income-producing properties	109	109	—
Leaseable area (sq. ft.)	27.5	26.5	4%
Annualized lease payments ("ALP")(4)	$159.2	$145.6	9%
Income-producing property, gross ("IPP")	$1,505.1	$1,391.4	8%
ALP as percentage of IPP	10.6%	10.5%

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

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(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Results of Operations — Real Estate Business Supplementary Quarterly Financial Data (Unaudited)".

(3)
FFO and diluted FFO per share are measures widely used by analysts and investors in evaluating the operating performance of real estate companies. However, FFO does not have a standardized meaning under GAAP and therefore may not be comparable to similar measures presented by other companies. For a reconciliation of FFO to net income, see the table under the heading "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Funds From Operations".

(4)
Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal year (see "GENERAL — Foreign Currencies" for further details).

Real Estate Business Results of Operations

Rental Revenue

Rental revenue, year ended December 31, 2005	$144.1
Completed projects on-stream	5.7
Contractual rent increases	2.4
Effect of changes in foreign currency exchange rates	3.6
Other	(0.3)

Rental revenue, year ended December 31, 2006	$155.5

During the year ended December 31, 2006, projects representing 0.8 million square feet of leaseable area were brought on-stream, contributing $2.4 million of revenue (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments" for further details of projects brought on-stream in the year ended December 31, 2006). Projects representing 0.9 million square feet of leaseable area, brought on-stream in 2005, contributed $3.3 million of additional revenue.

Annual contractual rent increases contributed $1.1 million in additional revenue, while other contractual rent increases contributed $1.3 million in additional revenue.

Changes in foreign exchange rates resulted in a $3.6 million increase in the reported U.S. dollar amount of rental revenues, primarily due to increases in the average exchange rates of the Canadian dollar and the euro against the U.S. dollar of 7% and 1%, respectively.

Interest and Other Income from MEC

Interest and other income from MEC, which represents the interest and fees earned in relation to loan facilities between a subsidiary of MID (the "MID Lender") and MEC and certain of its subsidiaries, increased from $7.0 million in the year ended December 31, 2005 to $29.2 million in the year ended December 31, 2006. The increase is primarily due to the increased level of borrowings by certain subsidiaries of MEC under the MEC Project Financing Facilities (as defined below) during 2006 compared to 2005. Similarly, the amount borrowed by MEC under the MEC Bridge Loan (as defined below), established in August 2005 and repaid in November 2006, was significantly higher in 2006 than in 2005. See "REAL ESTATE BUSINESS — Loans Receivable from MEC" for further details of the MEC Project Financing Facilities and the MEC Bridge Loan.

General and Administrative Expenses

General and administrative expenses in 2006 were $21.0 million, a $1.3 million decrease from $22.3 million in 2005. General and administrative expenses for 2005 include (i) $5.4 million of costs incurred in association with the Company's review of, and subsequent recommendation by its Board of Directors to vote against, two proposals made by Greenlight (the "Shareholder's Proposals") and defence against the Greenlight Litigation (see "REAL ESTATE BUSINESS — Greenlight Capital Litigation"), and (ii) $0.6 million of costs associated with the Real Estate Business' contribution to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts (see "REAL ESTATE BUSINESS — Real Estate Assets — Properties Held For Development" for further details). General and administrative expenses for 2006 include (i) $2.5 million of advisory and other costs incurred in connection with the Company's evaluation of certain transactions that, ultimately, were not undertaken, and (ii) $0.8 million of costs incurred in association with the Company's

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defence against the Greenlight Litigation, which were offset by a $1.3 million recovery under the Company's insurance policy. Excluding these items, general and administrative expenses in 2006 increased by $2.7 million compared to 2005, primarily due to increased professional fees related to the Company's compliance with Sarbanes-Oxley legislation, increased repairs and maintenance costs, increased stock option compensation expense relating primarily to the stock options granted in 2006, increased salaries and related benefits and the 7% increase in the average exchange rate of the Canadian dollar against the U.S. dollar in 2006 compared to 2005.

Depreciation and Amortization Expense

Depreciation and amortization expense increased 6% to $39.2 million in the year ended December 31, 2006 compared to $36.9 million in the year ended December 31, 2005, primarily due to new projects brought on-stream and the increase in the average exchange rates of the Canadian dollar and euro against the U.S. dollar during the year ended December 31, 2006 compared to the prior year.

Interest Expense, net

Net interest expense was $10.4 million in the year ended December 31, 2006 ($14.4 million of interest expense less $4.0 million of interest income) compared to $6.5 million for the year ended December 31, 2005 ($12.9 million of interest expense less $6.4 million of interest income). The Company's senior unsecured debentures (the "Debentures") are denominated in Canadian dollars and the $1.5 million increase in interest expense is due to the strengthening of the Canadian dollar against the U.S. dollar as well as lower capitalized interest, which decreased to $0.6 million in 2006 compared to $1.2 million in 2005. Interest income decreased by $2.4 million compared to the prior year, due to a reduction in cash available for short-term investments.

Gain on Disposal of Real Estate

In the year ended December 31, 2006, the Real Estate Business recognized a $0.2 million gain on the disposal of two income-producing properties (see "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Annualized Lease Payments") and one property held for sale. For the year ended December 31, 2005, the Real Estate Business recognized a net gain of $10.3 million on the disposal of three properties held for sale and two income-producing properties.

Dilution and Other Gains

During the year ended December 31, 2006, the Real Estate Business recognized $1.9 million of currency translation gains related to the translation of the Real Estate Business' foreign operations. This gain, which was previously included in the currency translation adjustment component of equity, resulted from the weakening of the U.S. dollar and was recognized in the determination of net income as a result of the Real Estate Business repatriating funds from certain of its foreign operations.

Income Taxes

In the year ended December 31, 2006, the Real Estate Business' income tax expense was $17.8 million, representing an effective tax rate of 15.3% compared to an effective tax rate for the year ended December 31, 2005 of 20.2%. The income tax expense for the year ended December 31, 2006 was impacted by (i) a $2.1 million future tax recovery realized from the reduction in the future Canadian tax rate, and (ii) the $1.9 million currency translation gain discussed previously, which is not subject to tax. The income tax expense for the year ended December 31, 2005 includes (i) a $0.6 million future tax recovery related to the decline in the future tax rate in Mexico, and (ii) $3.6 million of income tax expense related to the gain on disposal of real estate as compared to $0.1 million in the prior year. Excluding these items, the Real Estate Business' income tax expense for the year ended December 31, 2006 was $19.8 million, representing an effective tax rate of 17.3%, compared to income tax expense of $16.3 million in the year ended December 31, 2005, representing an effective tax rate of 19.1%. As the jurisdictions in which the Real Estate Business operates have different rates of taxation, income tax expense is influenced by the proportion of income earned in each particular country. This 1.8% decrease in the effective tax rate is primarily due to changes in the amount of taxable income earned in the various countries in which the Real Estate Business operates.

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Net Income

Net income for the year ended December 31, 2006 was $98.5 million, an increase of $22.1 million or 29% over net income of $76.4 million for the prior year. The change over the prior year was a result of a $33.6 million increase in revenues, a $1.3 million decrease in general and administrative expenses, dilution and other gains of $1.9 million and a $1.6 million reduction in income tax expense, partially offset by increases in depreciation and amortization of $2.3 million and net interest expense of $3.9 million and a $10.1 million lower gain on disposal of real estate.

Funds From Operations

(in thousands, except per share information)	2006	2005	Change
Net Income(1)	$98,510	$76,435	29%
Add back (deduct) non-cash items:
Depreciation and amortization	39,225	36,896	6%
Future income taxes(1),(2)	2,439	6,930	(65%	)
Gain on disposal of real estate, net of income tax(1)	(95)	(6,687)	N/M
Dilution and other gains	(1,921)	—	N/M

FFO	$138,158	$113,574	22%

Basic and diluted FFO per share	$2.86	$2.35	22%

Average number of shares outstanding (thousands)
Basic	48,301	48,260
Diluted	48,355	48,319

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

(2)
Refer to footnote 2 under "REAL ESTATE BUSINESS — Real Estate Business Supplementary Quarterly Financial Data (Unaudited)".

Excluding the $3.1 million current tax recovery in 2005 related to accelerated tax depreciation (see footnote 2 under "REAL ESTATE BUSINESS — Real Estate Business Supplementary Quarterly Financial Data (Unaudited)"), FFO for the year ended December 31, 2006 increased by 25% over FFO for the year ended December 31, 2005 of $110.5 million. This improvement in FFO is primarily due to a $33.6 million increase in revenue and a $1.3 million reduction in general and administrative expenses, partially offset by increases in net interest expense of $3.9 million and current income tax expense of $3.4 million.

Annualized Lease Payments

Annualized lease payments, as at December 31, 2005	$145.6
Completed projects on-stream	4.5
Contractual rent increases	2.4
Disposal of income-producing properties	(0.3)
Effect of changes in foreign currency exchange rates	6.9
Subsidies and other	0.1

Annualized lease payments, as at December 31, 2006	$159.2

Annualized lease payments represent the total annual rent of the Real Estate Business assuming the lease payments as at the last day of the fiscal year were in place for an entire year, with rents denominated in foreign currencies being converted to U.S. dollars based on exchange rates in effect at the last day of the fiscal year (see "GENERAL — Foreign Currencies" for further details).

Annualized lease payments at December 31, 2006 were $159.2 million, an increase of $13.6 million or 9% compared to annualized lease payments of $145.6 million at December 31, 2005.

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Projects brought on-stream in 2006 increased annualized lease payments by $4.5 million. These projects include the purchase of a 343 thousand square foot building and 18.8 acres of related land in Saltillo, Mexico from a third party. On closing, the Real Estate Business assumed an existing lease with a subsidiary of Magna for 58% of the building and entered into a lease with the vendor for the remaining portion. These leases increased annualized lease payments by $1.5 million. The remaining $3.0 million increase in annualized lease payments resulted from 11 Magna-related expansion projects brought on-stream with an aggregate of 410 thousand square feet of leaseable area.

In 2006, the Real Estate Business sold two income-producing properties included in the Magna plant rationalization strategy, which reduced annualized lease payments by $0.3 million (see "REAL ESTATE BUSINESS — Magna Plant Rationalization" for further details).

The weakening of the U.S. dollar against the euro at December 31, 2006 compared to December 31, 2005 increased annualized lease payments by $6.9 million.

The annualized lease payments by currency at December 31, 2006 and December 31, 2005 were as follows:

	December 31, 2006		December 31, 2005
euro	$65.6	41%	$57.0	39%
Canadian dollar	48.9	31	46.8	32
U.S. dollar	42.1	26	39.7	27
Other	2.6	2	2.1	2

	$159.2	100%	$145.6	100%

Real Estate Business Statements of Cash Flows

Cash Provided by Operating Activities

The Real Estate Business generated cash flow from operations before changes in non-cash balances of $123.5 million in the year ended December 31, 2006 compared to $107.7 million in the year ended December 31, 2005. The increase of $15.8 million is due primarily to an increase in net income of $22.1 million, partially offset by a $6.3 million decrease in non-cash net expenses (see note 19 to the consolidated financial statements for further details).

For the year ended December 31, 2006, the Real Estate Business had a $7.4 million cash outflow from changes in non-cash balances compared to $2.4 million of cash generated from changes in non-cash balances in 2005. This decrease of $9.8 million over the prior year is due primarily to a $3.7 million decrease in deferred revenue in 2006 compared to a $4.4 million increase in 2005 and a $1.9 million decrease in the reduction of accounts receivable in 2006 compared to 2005. The significant change in the movements in deferred revenue results partially from $1.3 million of deferred fees at December 31, 2005 in connection with the MEC Bridge Loan, which were recognized into income in 2006, as well as the timing of rent collections for the month of January.

Cash Used In Investing Activities

For the year ended December 31, 2006, the Real Estate Business, through the MID Lender, advanced $93.8 million to MEC and its subsidiaries, including $56.1 million under the MEC Project Financing Facilities and $37.7 million under the MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC"). $35.9 million was spent on real estate property expenditures. These cash outflows were partially offset by MEC and its subsidiaries repaying $116.8 million to the MID Lender, including $111.8 million in full repayment of the MEC Bridge Loan and $5.0 million of repayments under the Remington Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"). $3.3 million of proceeds were received from the sale of three properties. Proceeds on disposal of real estate properties also include the return of a $5.6 million deposit held in trust in connection with a property owned by a third party.

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Cash Used in Financing Activities

In the year ended December 31, 2006, MID paid dividends of $29.0 million (see "DIVIDENDS" for further details) and generated $1.2 million of cash from the issuance of 40 thousand Class A Subordinate Voting Shares upon the exercise of stock options.

Real Estate Assets

Overview

The Real Estate Business' real estate assets are comprised of income-producing properties, properties under development, properties held for development, and properties held for sale. The net book values of the Real Estate Business' real estate assets are as follows:

	December 31, 2006	December 31, 2005
Income-producing properties	$1,230.1	$1,170.5
Properties held for development	115.9	100.4
Properties under development	0.7	13.9
Properties held for sale	1.9	23.9

Real estate properties, net	$1,348.6	$1,308.7

Income-Producing Properties

At December 31, 2006, the Real Estate Business had 109 income-producing properties, representing 27.5 million square feet of leaseable area. The income-producing properties are comprised predominantly of industrial plants strategically located and used by Magna primarily to provide automotive parts and modules to the world's manufacturers of cars and light trucks for their assembly plants throughout North America and Europe. The portfolio also includes several office buildings that comprise 3% of the total square footage of income-producing properties, including the head offices of Magna. The book value of the income-producing portfolio by country as at December 31, 2006 was as follows:

(in thousands)	Book Value	Percent of Total
Canada	$387.2	31%
Austria	367.0	30
U.S.	247.7	20
Germany	106.7	9
Mexico	78.4	6
Other European countries	43.1	4

	$1,230.1	100%

Properties Under Development

At December 31, 2006, there were two properties under development in Canada. These developments are expansions and renovations to existing facilities and will add three thousand square feet to the Real Estate Business' income-producing portfolio when completed. Subsequent to year-end, the Real Estate Business also commenced expansions and renovations to two existing facilities (one in Canada and one in the U.S.) which will add 61 thousand square feet to the Real Estate Business' income-producing portfolio when completed. The total anticipated costs related to these four projects are approximately $16.4 million, of which $0.7 million had been incurred as of December 31, 2006.

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Properties Held for Development

At December 31, 2006, the Real Estate Business had 1,748.2 acres of land with a net book value of $115.9 million held for future development. Included in this amount is 790.7 acres of land in Simmesport, Louisiana purchased in 2005 for $2.4 million. The Company intends to donate up to 50 acres of this land to a not-for-profit organization established to assist Hurricane Katrina redevelopment efforts with charitable funding coming from Magna and other Canadian sponsors. Excluding the Louisiana lands, the company had 957.5 acres of land held for development with a net book value of $113.5 million at December 31, 2006 compared to 683.2 acres of land with a net book value of $98.0 million at December 31, 2005. This $15.5 million difference in the net book value of properties held for development is primarily due to the following:

•
the transfer of three parcels of vacant land with a net book value of $19.8 million from properties held for sale as discussed below; and

•
a $1.5 million positive foreign exchange impact, primarily due to the strengthening of the euro against the U.S. dollar;

partially offset by the return to the Company of a deposit held in trust of $5.6 million as discussed previously (see "REAL ESTATE BUSINESS — Real Estate Business Statement of Cash Flows — Cash Used in Investing Activities").

In December 2006, MEC's option relating to a 211.3 acre parcel of vacant land in Romulus, Michigan expired (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). The classification of this property was not affected by the option expiry and it continues to be held for development by the Real Estate Business.

Subsequent to December 31, 2006, the Real Estate Business acquired all of MEC's interests and rights in two real estate properties representing an aggregate of 98 acres of land to be held for future development for an aggregate cost of $30.1 million. These include a 34 acre parcel of residential development land in Aurora, Ontario and a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details).

Properties Held for Sale

At December 31, 2006, properties held for sale had a net book value of $1.9 million compared to a net book value of $23.9 million at December 31, 2005. The decrease in book value of properties held for sale was caused primarily by the reclassification of (i) three parcels of vacant land with an aggregate net book value of $19.8 million into properties held for development and (ii) one property consisting of land and a vacant building with an aggregate carrying value of $2.1 million into income-producing properties. The reclassification of these properties is consistent with the Company's plan to continue to use these assets in its Real Estate Business.

Loans Receivable from MEC

MEC Project Financings

The MID Lender has made available two separate project financing facilities to the wholly-owned subsidiaries of MEC that own and/or operate Gulfstream Park ($162.3 million plus costs and capitalized interest) and Remington Park ($34.2 million plus costs and capitalized interest) (together, the "MEC Project Financing Facilities"). The MEC Project Financing Facilities have a term of 10 years (except as described below for the two slot machine tranches of the Gulfstream Park project financing facility) from the relevant completion dates for the construction projects at Gulfstream Park and Remington Park, which occurred in February 2006 and November 2005, respectively.

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The Remington Park project financing and the Gulfstream Park project financing contain cross-guarantee, cross-default and cross-collateralization provisions. The Remington Park project financing is secured by all assets of the borrower (including first ranking security over the Remington Park leasehold interest), excluding licences and permits, and is guaranteed by the MEC subsidiaries that own Gulfstream Park and the Palm Meadows training facility. The security package also includes second ranking security over the lands owned by Gulfstream Park and second ranking security over the Palm Meadows training facility and the shares of the owner of the Palm Meadows training center (in each case, behind security granted for the amended Gulfstream Park project financing). In addition, the borrower has agreed not to pledge any licences or permits held by it and MEC has agreed not to pledge the shares of the borrower or the owner of Gulfstream Park. The Gulfstream Park project financing is guaranteed by MEC's subsidiaries that own and operate the Palm Meadows training center and Remington Park and is secured principally by security over the lands (or, in the case of Remington Park, over the leasehold interest) forming part of the operations at Gulfstream Park, Palm Meadows and Remington Park and over all other assets of Gulfstream Park, Palm Meadows and Remington Park, excluding licences and permits (which cannot be subject to security under applicable legislation). Upon MEC's sale of The Meadows in November 2006 (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), that property was released as security under the Gulfstream Park project financing facility.

Prior to the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities bore interest at a floating rate equal to 2.55% above MID's per annum notional cost of borrowing under its floating rate credit facility, compounded monthly. Since the relevant completion date, amounts outstanding under each of the MEC Project Financing Facilities (including for the new tranches of the Gulfstream Park project financing facility described below) bear interest at a fixed rate of 10.5% per annum, compounded semi-annually. Prior to January 1, 2007, payment of interest was capitalized (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period is extended). However, since the completion date for Remington Park, there has been in place a mandatory annual cash flow sweep of not less than 75% of Remington Park's total excess cash flow, after permitted capital expenditures and debt service, which is used to pay capitalized interest on the Remington Park project financing facility plus a portion of the principal under the facility equal to the capitalized interest on the Gulfstream Park project financing facility. During the year ended December 31, 2006, $5.0 million of such amounts were repaid. Commencing January 1, 2007, the MID Lender receives monthly blended payments of principal and interest based on a 25-year amortization period under each of the MEC Project Financing Facilities (except in relation to the December 2006 tranche of the Gulfstream Park project financing facility described below, for which the interest capitalization period is extended).

In June 2006, the MID Lender consented to the release and transfer to MEC of up to an aggregate of $10.0 million of funds from the subsidiaries that operate the racetracks at Gulfstream Park and Remington Park, subject to approval by MID management over the amount and timing of such releases. Such funds, which would ordinarily be "trapped" at the applicable subsidiaries pursuant to the terms of the MEC Project Financing Facilities, were in excess of the existing cash requirements of the applicable subsidiaries and were used by MEC solely to fund payments that were necessary in connection with the operation of the business of MEC and that could not be deferred on a commercially reasonable basis. The MID Lender received waiver fees of $0.1 million (1% of the full amount released), which fees were capitalized under the applicable project financing facility.

In July 2006 and December 2006, the Gulfstream Park project financing facility was amended to increase the amount available from $115.0 million plus costs and capitalized interest by adding new tranches of up to $25.8 million (plus costs and capitalized interest) and $21.5 million (plus costs and capitalized interest), respectively. Both tranches were established to fund MEC's design and construction of slot machine facilities to be located in the existing Gulfstream Park clubhouse building, as well as related capital expenditures and start-up costs, including the acquisition and installation of an aggregate of 1,216 slot machines (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives" for further details). The new tranches of the Gulfstream Park project financing facility both mature on December 31, 2011. Interest under the December 2006 tranche is capitalized until May 1, 2007, following which monthly blended payments of principal and interest will be payable to the MID Lender based on a 25-year amortization period commencing

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on such date. Advances relating to the slot machine tranches are made available by way of progress draws and there is no make-whole payment associated with the new tranches. Also in July 2006, the Gulfstream Park project financing facility was further amended to introduce a mandatory annual cash flow sweep of not less than 75% of Gulfstream Park's total excess cash flow, after permitted capital expenditures and debt service, which will be used to repay the additional principal amounts being made available under the new tranches. The July 2006 and December 2006 amendments did not affect the fact that the Gulfstream Park project financing facility continues to be cross-guaranteed, cross-defaulted and cross-collateralized with the Remington Park project financing facility. The consideration for the July 2006 and December 2006 amendments was an arrangement fee of 1% of the amount of each new tranche, which amounts are capitalized under the Gulfstream Park project financing facility.

At December 31, 2006, there were balances of $134.8 million and $19.4 million due under the initial tranche and the July 2006 slots tranche, respectively, of the Gulfstream Park project financing facility. A balance of $31.7 million was due under the Remington Park project financing facility. Subsequent to December 31, 2006, $2.3 million and $3.6 million were advanced under the July 2006 slots tranche and December 2006 slots tranche, respectively, of the Gulfstream Park project financing facility.

MEC Bridge Loan

In July 2005, the MID Lender provided MEC with the MEC Bridge Loan of up to $100.0 million expiring August 31, 2006 (the "MEC Bridge Loan"). The MEC Bridge Loan bore interest, at MEC's option, at either (i) a floating rate equal to the U.S. base rate plus 5.5% per annum (with interest paid monthly) or (ii) a fixed rate equal to the London Interbank Offered Rate ("LIBOR") plus 6.5% per annum (with interest paid at the relevant LIBOR contract maturity), in each case subject to a minimum rate of 9.0%. In addition, MEC was subject to an annual commitment fee equal to 1.0% of the undrawn facility.

The first tranche of $50.0 million was available for immediate drawdown by MEC, with the second tranche of $25.0 million becoming available in October 2005. In February 2006, the MID Lender agreed to make the third tranche of the MEC Bridge Loan, in the amount of $25.0 million, available to MEC and to waive compliance with a financial covenant contained in the MEC Bridge Loan in relation to Golden Gate Fields for the period ended December 31, 2005. Concurrently, a similar waiver was provided to MEC under its senior secured revolving credit facility with a bank (the "MEC Credit Facility"). Upon the third tranche becoming available, MEC paid the MID Lender an arrangement fee of $0.5 million and, in connection with the waiver, also paid a fee of $250 thousand and all of the MID Lender's associated costs.

In July 2006, the maturity date of the MEC Bridge Loan was extended from August 31, 2006 to December 5, 2006 in anticipation of the final closing of the sale of The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). In connection with the extension of the MEC Bridge Loan, the MID Lender received an extension fee of $0.5 million (0.5% of the amount of the MEC Bridge Loan). In connection with the July 2006 amendments to the MEC Bridge Loan, MEC also amended and extended the terms of the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

In August 2006, the MID Lender waived the requirement for MEC to repay a portion of the MEC Bridge Loan from proceeds (net of costs and related loan repayments) from the sale of the Magna Golf Club and the Fontana Golf Club (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") in exchange for which the MID Lender received an aggregate fee of $0.3 million (1% of total net proceeds).

In September 2006, the MID Lender agreed to make available to MEC $19.0 million of increased funding under the MEC Bridge Loan. The funds were to be used by MEC solely to fund (i) operations and financing activities (including mandatory interest and principal repayments on debt), (ii) maintenance capital expenditures and (iii) capital expenditures required pursuant to the terms of MEC's joint venture arrangements with Forest City Enterprises, Inc. ("Forest City") and Caruso Affiliated ("Caruso") (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). The MID Lender charged MEC an arrangement fee of $0.2 million (1% of the increased funding) in connection with the increased financing under the MEC Bridge Loan. Pursuant to the terms of the September 2006 amendments, and as result of MEC not completing its sale of The Meadows by a specified deadline, the interest rate for all amounts under the MEC Bridge Loan was increased by 2.5% per annum effective November 7, 2006.

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On November 14, 2006, MEC used part of the proceeds received in connection with the sale of The Meadows to repay in full the MEC Bridge Loan. Accordingly, the MEC Bridge Loan has been terminated and the MID Lender has released the security provided to it under the facility.

Each of the amendments to the Gulfstream Park project financing facility and the MEC Bridge Loan, as well as the release of excess funds, was approved by the MID Board of Directors (with Messrs. Stronach and Mills refraining from voting given their positions as directors of MEC) based on, among other things, a recommendation from a Special Committee of independent directors of MID.

Real Estate Business Supplementary Quarterly Financial Data (Unaudited)
(in thousands, except per share information)

Year Ended December 31, 2006	March 31	June 30	September 30	December 31	Total
Rental revenue	$37,343	$39,050	$39,582	$39,558	$155,533
Interest and other income from MEC	$6,396	$7,528	$8,292	$7,033	$29,249
Net income(1)	$22,172	$29,167	$23,868	$23,303	$98,510
FFO(1)	$33,216	$36,047	$34,961	$33,934	$138,158
Basic and diluted FFO per share(1)	$0.69	$0.75	$0.72	$0.70	$2.86
Diluted shares outstanding	48,346	48,343	48,340	48,386	48,355

Year Ended December 31, 2005	March 31	June 30	September 30	December 31	Total
Rental revenue	$35,974	$35,511	$36,159	$36,473	$144,117
Interest and other income from MEC	$510	$706	$1,992	$3,809	$7,017
Net income(1)	$16,414	$22,296	$18,722	$19,003	$76,435
FFO(1),(2)	$26,493	$26,377	$31,961	$28,743	$113,574
Basic and diluted FFO per share(1),(2)	$0.55	$0.55	$0.66	$0.60	$2.35
Diluted shares outstanding	48,299	48,308	48,327	48,343	48,319

(1)
Refer to footnote 4 under "SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA".

(2)
The Real Estate Business' results for the year ended December 31, 2005 includes the recognition in the third quarter of a $3.1 million current tax recovery (which is offset by an equal future tax expense) related to accelerated tax depreciation the Company qualified for with respect to certain properties acquired prior to January 1, 2005. Excluding the impact of this item for the three months ended September 30, 2005 and the year ended December 31, 2005, the Real Estate Business' FFO was $28.9 million and $110.5 million, respectively, and diluted FFO per share was $0.60 and $2.29, respectively.

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MAGNA ENTERTAINMENT CORP.

Overview

MEC owns and operates horse racetracks in California, Florida, Maryland, Texas, Oklahoma, Ohio, Michigan, Oregon, and Ebreichsdorf, Austria and, under a management agreement, operates a racetrack in Pennsylvania that it previously owned. Based on revenues, MEC is North America's number one owner and operator of horse racetracks, and is a leading supplier, via simulcasting, of live racing content to the growing inter-track, off-track and account wagering markets. MEC currently operates or manages eight thoroughbred racetracks, one standardbred (harness racing) racetrack, two racetracks that run both thoroughbred and quarterhorse meets and one racetrack that runs both thoroughbred and standardbred meets, as well as the simulcast wagering venues at these tracks. Three of MEC's racetracks, Gulfstream Park, Remington Park and Magna Racino™, include casino operations with alternative gaming machines. In addition, MEC operates off-track betting ("OTB") facilities, a United States national account wagering business known as XpressBet®, which permits customers to place wagers by telephone and over the Internet on horse races at over 100 North American racetracks and internationally on races in Australia, South Africa and Dubai, and a European account wagering service known as MagnaBet™. Pursuant to a joint venture with Churchill Downs Incorporated ("CDI"), MEC also owns a 50% interest in HorseRacing TV™ ("HRTV™"), a television network focused on horseracing that MEC initially launched on the Racetrack Television Network ("RTN"). HRTV™ is currently distributed to more than 13 million cable and satellite TV subscribers. RTN, in which MEC has a minority interest, was formed to telecast races from MEC's racetracks and other racetracks to paying subscribers, via private direct to home satellite. In April 2006, MEC entered into an agreement with CDI and Racing UK Limited ("Racing UK") to partner in a subscription television channel called "Racing World" that broadcasts races from MEC's and CDI's racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. MEC also owns AmTote International, Inc. ("AmTote"), a provider of totalisator services to the pari-mutuel industry. To support certain of MEC's thoroughbred racetracks, MEC owns and operates thoroughbred training centres situated near San Diego, California, in Palm Beach County, Florida and in the Baltimore, Maryland area. MEC also owns and operates production facilities in Austria and in North Carolina for StreuFex™, a straw-based horse bedding product.

In addition to its racetracks, MEC's real estate portfolio includes two residential developments in various stages of development in Austria and the United States. MEC may sell residential developments and other real estate in order to generate additional capital for its racing and gaming business. MEC is also working with potential developers and strategic partners on proposals for developing leisure and entertainment and/or retail-based projects on the under-utilized land surrounding, or adjacent to, certain of MEC's premier racetracks.

Recent Developments and Current Initiatives

On March 4, 2007, MEC entered into a series of customer-focused agreements with CDI in order to enhance wagering integrity and security, to own and operate HRTV™, to buy and sell horseracing content, and to promote the availability of horseracing signals to customers worldwide. These agreements involved the formation of a joint venture, TrackNet Media Group ("TrackNet Media"), the finalization of a reciprocal content swap agreement and the purchase by CDI from MEC of a 50% interest in HRTVTM.. TrackNet Media is the vehicle through which MEC and CDI horseracing content will be made available to third parties, including racetracks, OTB facilities, casinos and advance deposit wagering ("ADW") companies. TrackNet Media will also purchase horseracing content from third parties to be made available through the respective MEC and CDI outlets. Under the reciprocal content swap agreement, MEC and CDI will exchange their respective horseracing signals. CDI racing content will be available for wagering through MEC-owned tracks and simulcast-wagering facilities and through MEC's ADW platform, XpressBet®, and, similarly, MEC horseracing content will be available for wagering through CDI tracks and OTBs and through a CDI-owned ADW platform that is under development and is expected to launch later this year.

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On February 27, 2007, MEC announced the appointment of Mr. Michael Neuman as its Chief Executive Officer and to MEC's Board of Directors. Mr. Neuman succeeds Mr. Frank Stronach, who had assumed the role of MEC's Interim Chief Executive Officer effective March 31, 2006. MEC also announced the appointment of Mr. Charlie J. Williams, an independent director, to its Board of Directors and Audit Committee.

On February 21, 2007, MEC filed a shelf registration statement on Form S-3 (the "U.S. Registration Statement") with the United States Securities and Exchange Commission (the "SEC") and a preliminary short form base shelf prospectus (the "Canadian Prospectus") with the securities commissions in each of the Provinces in Canada (collectively, the "Canadian Securities Commissions"). After the U.S. Registration Statement is declared effective by the SEC and the Canadian Prospectus receives a final receipt by the Canadian Securities Commissions, MEC will be able to offer up to U.S. $500.0 million of equity securities (including stock, warrants, units and, subject to filing a Canadian rights offering circular or prospectus with the Canadian Securities Commissions, rights) from time to time in one or more public offerings or other offerings. The U.S. Registration Statement and Canadian Prospectus are intended to give MEC the flexibility to take advantage of financing opportunities when and if deemed appropriate.

On February 7, 2007, MID acquired all of MEC's interests and rights in two real estate properties, a 34 acre parcel of residential development land in Aurora, Ontario and a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland, in return for cash consideration of Cdn. $12.0 million ($10.1 million) and $20.0 million, respectively. In addition, MEC has been granted a profit participation right in respect of each real estate property under which it is entitled to receive 15% of net proceeds from any sale or development of the property after MID achieves a 15% internal rate of return. MEC recognized an impairment loss on the Aurora residential development land in the year ended December 31, 2006 of $1.3 million equal to the excess of its carrying value of the property over its fair value determined by this transaction.

On January 18, 2007, MEC announced that the 2007 race meet will be the last meet that will be held under its ownership at Great Lakes Downs, MEC's thoroughbred racetrack located in Muskegon, Michigan. The decision to cease operations was based on continuing and forecasted operational losses at the racetrack.

On May 17, 2005, one of MEC's wholly-owned subsidiaries was awarded a licence to construct and operate a horse racetrack in the Greater Detroit area. In September 2004, one of MEC's subsidiaries entered into an option agreement with MID and one of its subsidiaries to acquire 100% of the shares of the MID subsidiary that owns land in Romulus, Michigan for $33.5 million, which option agreement was extended several times. In November 2006, the option agreement was amended to cover only a portion of the lands held by the MID subsidiary and the exercise price was reduced accordingly to approximately $19.9 million. The option agreement expired on December 15, 2006 and, accordingly, MEC expensed approximately $3.0 million of deferred development costs incurred with respect to the horse racetrack licence, which expense is included in MEC's "operating costs" on the Company's consolidated statement of income (loss).

In October 2003, MEC signed a Letter of Intent to explore the possibility of a joint venture between Forest City and various affiliates of MEC, anticipating the development of a portion of the Gulfstream Park racetrack property. Forest City paid $2.0 million to MEC in consideration for its right to work exclusively with MEC on this project. This deposit is included in MEC's "accounts payable and accrued liabilities" on the Company's consolidated balance sheets. In May 2005, MEC entered into a Limited Liability Company Agreement with Forest City concerning the planned development of "The Village at Gulfstream Park™". On November 15, 2006, MEC received approval from the City of Hallandale Beach, Florida for the development of The Village at Gulfstream Park™, with a planned spring 2007 groundbreaking for Phase 1 of the 60 acre, master planned lifestyle destination to be built around MEC's Gulfstream Park racetrack. Under the Limited Liability Company Agreement, Forest City is required to contribute up to a maximum of $15.0 million as an initial capital contribution. The $2.0 million deposit received to date from Forest City will constitute the final $2.0 million of the initial capital contribution. MEC is obligated to contribute 50% of any equity amounts in excess of $15.0 million as and when needed. To December 31, 2006, MEC has not made any such contributions. In the event the development does not proceed, MEC may have an obligation to fund a portion of the pre-development costs incurred to that point in time. At December 31, 2006, approximately $13.9 million of costs have been incurred by The Village at Gulfstream Park, LLC, which have been funded entirely by Forest

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City. The Limited Liability Company Agreement also contemplates additional agreements, including a ground lease, a reciprocal easement agreement, a development agreement, a leasing agreement and a management agreement to be executed by MEC in due course and upon the satisfaction of certain conditions.

Initiatives related to the passage of legislation permitting alternative gaming at racetracks, such as slot machines, video lottery terminals and other forms of non-pari-mutuel gaming, are underway in a number of states in which MEC operates. The passage of such legislation can be a long and uncertain process. In addition, should alternative gaming legislation be enacted in any jurisdiction in which MEC operates, there are a number of factors that will determine the viability and profitability of such an operation at MEC's racetracks. These factors include, without limitation, the income or revenue sharing terms contained in the legislation and applicable licences, the conditions governing the operation of the gaming facility, the number, size and location of the competitor sites which are also licensed to offer alternative gaming, the availability of financing on acceptable terms and the provisions of any ongoing agreements with the parties from whom MEC purchased the racetrack in question. Alternative gaming legislation was passed in Florida in early 2006 and in Oklahoma in 2004.

(a)   Florida

  On November 16, 2006, MEC's wholly-owned subsidiary Gulfstream Park Racing Association Inc. ("GPRA") opened the Gulfstream Park Racing & Casino slots facility. The new casino facility currently offers guests access to 516 slot machines, as well as poker. MEC has commenced phase two of the slots facility and plans to have an additional 700 slot machines installed and operational in the first half of 2007. Under the existing slots legislation, each qualifying facility is entitled to offer up to 1,500 Class III slot machines, subject to a state tax rate of 50% on gross gaming revenues ("GGR"). Each facility is also subject to a $3.0 million annual licence fee intended to cover administrative costs. In addition, each facility has entered into separate contracts under which Broward County and the city in which the facility conducts pari-mutuel gaming will receive an aggregate of 3.2% of that facility's GGR not exceeding $250.0 million and 4.5% of that facility's GGR in excess of $250.0 million. After negotiating with the Florida Horsemen's Benevolent and Protective Association ("FHBPA") during the first half of 2006 to secure a purse agreement, MEC reached an agreement with the FHBPA in the third quarter of 2006 that entitles the horsemen to purse contributions equal to 7.5% of GGR on the first 500 gaming machines installed at Gulfstream Park. Once 1,500 gaming machines are installed, purse contributions will be equal to 6.75% of GGR less than $200.0 million and 12.6% of GGR in excess of $200.0 million. Funding for the two phases of the slots facility is being provided by the two additional tranches of debt under the Gulfstream Park project financing facility (see "REAL ESTATE BUSINES — Loans Receivable from MEC — MEC Project Financings"). MEC is proceeding with the development of the slots facility at Gulfstream Park despite an August 2006 decision rendered by the Florida First District Court of Appeals that reversed a lower court decision that granted summary judgment in favour of "Floridians for a Level Playing Field" ("FLPF"), a group in which GPRA is a member. The Appeal Court ruled that a trial is necessary to determine whether the constitutional amendment adopting the slots initiative, approved by Floridians in the November 2004 election, was invalid because the petitions bringing the initiative forward did not contain the minimum number of valid signatures. FLPF is challenging the decision and has filed an application for a rehearing, a rehearing en banc before the full panel of the Florida First District Court of Appeals and Certification by the Florida Supreme Court. On November 30, 2006, in a split decision, the en banc court affirmed the August 2006 panel decision and certified the matter to the Florida Supreme Court which stayed the appellate court ruling pending its jurisdictional review of the matter. The Florida Supreme Court has yet to confirm whether it will hear the matter. MEC believes that the August 2006 decision rendered by the Florida First District Court of Appeals is incorrect and, accordingly, is proceeding with the slots facility development.

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(b)   Oklahoma

  On November 21, 2005, MEC opened a gaming facility with 650 electronic gaming machines at Remington Park, MEC's Oklahoma City racetrack. Under the terms of the applicable legislation, gaming operations at the racetrack are permitted for up to 18 hours per day, not to exceed 106 hours per week. The distribution of revenues from the racetrack's electronic gaming operations will vary based on the annual gross revenues of the racetrack from gaming less all monetary payouts ("Adjusted Gross Revenues"). The legislation allocates between 10% and 30% of the Adjusted Gross Revenues to the State, between 20% and 30% for the benefit of the horsemen and the remaining 50% to 60% to the racetrack, out of which the racetrack operator will pay its capital and operating costs. Remington Park may be eligible for an additional 50 machines in each of 2008 and 2010.

On November 9, 2005, MEC entered into a share purchase agreement (the "Initial SPA") with PA Meadows, LLC, a company jointly owned by William Paulos and William Wortman, controlling shareholders of Millennium Gaming, Inc., and a fund managed by Oaktree Capital Management, LLC ("Oaktree" and together with PA Meadows, LLC, "Millennium-Oaktree"), providing for the acquisition by Millennium-Oaktree of all of the outstanding shares of Washington Trotting Association, Inc., Mountain Laurel Racing, Inc. and MEC Pennsylvania Racing, Inc. (collectively "The Meadows Entities"), each MEC wholly-owned subsidiaries through which MEC owned and operated The Meadows, a standardbred racetrack in Pennsylvania. On July 26, 2006, MEC entered into an amended share purchase agreement that modified the Initial SPA as a result of regulatory requirements relating to the approval of the issuance of a gaming licence by the Pennsylvania Gaming Control Board (the "PGCB"), as well as significant changes in the economic and regulatory environment in Pennsylvania since the date of the Initial SPA, including regulations adopted by the Pennsylvania Department of Revenue in respect of the amount of local share assessment taxes payable to North Strabane Township and Washington County. The $225.0 million purchase price in the Initial SPA, which included a $39.0 million holdback note, was reduced to $200.0 million, with a $25.0 million holdback note, payable to MEC over a five-year period, subject to offset for certain indemnification obligations. In exchange for the shares of The Meadows Entities, MEC received two notes representing the purchase price in the amounts of $175.0 million (the "First Note") and $25.0 million (the "Second Note"). On September 27, 2006, the PGCB granted approval to Washington Trotting Association, Inc. of a Conditional Category 1 Gaming Licence (the "Gaming Licence"). On November 14, 2006, MEC completed the sale of The Meadows and received payment of the First Note and entered into a $25.0 million holdback agreement. Payments under the holdback agreement will be deferred until the opening of the permanent casino at The Meadows and to the extent of available cash flows as defined in the terms of the holdback note. Pursuant to a racing services agreement entered into by the parties on July 26, 2006, MEC will pay $50 thousand per annum and will continue to operate, for its own account, the racing operations at The Meadows for at least five years. Of the proceeds from the collection of the First Note, $111.8 million was used to pay the full amount of principal outstanding under the MEC Bridge Loan (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Bridge Loan"), $39.0 million was used to pay down the MEC Credit Facility, $2.0 million was used to pay down the loan from BE&K, Inc. ("BE&K"), the parent company of Suitt Construction Co. Inc., the general contractor for the Gulfstream Park redevelopment project (the "BE&K Loan" — see "LIQUIDITY AND CAPITAL RESOURCES — MEC" for further details) and $15.0 million was put into escrow with MID to repay the BE&K loan (although the MID Lender subsequently provided its consent to MEC to access such funds for limited purposes other than repayment of the BE&K Loan on an as-needed basis approved by MID). MEC recognized a $115.2 million gain on this sale transaction. Based on the indemnification obligations and other terms contained in the holdback agreement, for accounting purposes, the Second Note will be recognized in the consolidated financial statements upon the settlement of the indemnification obligations and as payments are received.

On November 1, 2006, a wholly-owned subsidiary of MEC sold its interest in the entity that owns and operates the Fontana Golf Club located in Oberwaltersdorf, Austria to a subsidiary of Magna for a sale value of 30.0 million euros ($38.3 million). MEC received cash proceeds of 13.2 million euros ($16.9 million), net of transaction costs, and 16.8 million euros ($21.4 million) of debt, including accrued interest, was assumed by the purchaser resulting in MEC recognizing a gain of approximately $20.9 million, net of tax. MEC used the proceeds for general corporate purposes both in Austria and North America.

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On August 25, 2006, one of MEC's wholly-owned subsidiaries sold the Magna Golf Club located in Aurora, Ontario, to Magna for cash consideration of Cdn. $51.8 million ($46.4 million), net of transaction costs. MEC recognized an impairment loss of $1.2 million at the date of disposition equal to the excess of MEC's carrying value of the assets disposed over their fair values at the date of disposition. Of the sale proceeds, Cdn. $32.6 million ($29.3 million) was used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club and the remainder was used for general corporate purposes.

On August 16, 2006, MEC, along with CDI, joined the Empire Racing team ("Empire") that is bidding to operate New York State's thoroughbred racetracks, including Saratoga, Belmont and Aqueduct. MEC has one seat on Empire's 15-member Board of Directors. Empire is a group of New York horsemen and breeders seeking the exclusive right to operate the three New York thoroughbred racetracks. An application was submitted on August 29, 2006 by Empire to acquire ownership of the New York Racing Association franchise (the "Franchise") upon its expiry at the end of 2007. On November 21, 2006, the Ad Hoc Committee on the Future of Racing recommended that Excelsior Racing Associates be granted the Franchise to operate the racetracks and on February 21, 2007, the Ad Hoc Committee released its final report. Recently, New York State's new governor decided to create a panel to evaluate groups interested in taking over the Franchise. During the year ended December 31, 2006, MEC paid $0.3 million towards this initiative.

On August 22, 2003, MEC Maryland Investments Inc. ("MEC Maryland"), a wholly-owned subsidiary of MEC, acquired a 30% interest in AmTote for a total cash purchase price, including transaction costs, of $4.3 million. At the same time, MEC Maryland was also granted options to acquire the remaining 70% of AmTote. On July 26, 2006, MEC Maryland acquired the remaining 70% equity interest of AmTote (the "AmTote Acquisition") for a total cash purchase price, including transaction costs, of $9.3 million, net of cash acquired of $5.5 million. The AmTote Acquisition was financed through an amendment to the MEC Credit Facility (see "LIQUIDITY AND CAPITAL RESOURCES — MEC").

On May 26, 2006, MEC completed the sale of a restaurant and related real estate located in the United States and received cash consideration of $2.0 million, net of transaction costs and recognized a gain of approximately $1.5 million. MEC was required to use the net proceeds from this transaction to repay principal amounts outstanding under the MEC Credit Facility.

On April 7, 2006, MEC announced that it had reached a definitive agreement with CDI and Racing UK, a media rights company and subscription television channel owned by 31 British racecourses, to partner in a subscription television channel called "Racing World". Racing World, which launched on March 8, 2006, broadcasts races from MEC and CDI racetracks, as well as other North American and international racetracks, into the United Kingdom and Ireland. Under the terms of the agreement, MEC, CDI and Racing UK have taken ownership positions in Racing World, with MEC and CDI contributing their respective in-home video and wagering rights in the United Kingdom and Ireland, and Racing UK managing the day-to-day channel operations.

On April 3, 2006, an agreement previously entered into by one of MEC's subsidiaries to sell 157 acres of excess real estate in Palm Beach County, Florida was terminated.

On March 28, 2006, The Maryland Jockey Club ("MJC") entered into a Memorandum of Understanding, with an effective date of April 9, 2006 (the "Cross-Breed Agreement"), with Cloverleaf Enterprises, Inc., the owner of Rosecroft Raceway, a standardbred track located in Prince George's County, Maryland. The Cross-Breed Agreement replaced a previous agreement (the "Maryland Operating Agreement"), which was effective as of June 9, 2004 and expired on April 30, 2005. However, both parties continued to informally operate under the terms of the Maryland Operating Agreement until April 9, 2006. Under the 15-year Cross-Breed Agreement, the parties have agreed to conduct cross-breed simulcasting at MJC locations and at Rosecroft Raceway, to operate the existing OTB facilities, to develop new OTB facilities within the state of Maryland and to allocate any future legislative authorized purse subsidies. The Cross-Breed Agreement has reduced The Maryland Jockey Club's revenues by approximately $1.4 million and earnings before income taxes and minority interest by approximately $0.7 million in 2006 compared to 2005.

18    MI Developments Inc.      2006

On March 14, 2006, MEC reached an agreement under which one of its Austrian subsidiaries distributes premium North American horseracing content directly to Ladbrokes' licensed betting shops throughout the United Kingdom and Ireland. The service, which is being provided to Ladbrokes Xtra, a new betting environment being rolled out to approximately 2,000 Ladbrokes shops across the United Kingdom and Ireland, features premier racing content from MEC and other North American tracks.

In February 2006, MEC announced the formation of PariMax Inc. ("PariMax"), a new company to oversee the development of MEC's various electronic distribution platforms, including XpressBet®, HRTV™, MagnaBet™, and AmTote. PariMax will focus on the development of complete wagering solutions and will concentrate on serving the global wagering market by developing product lines to meet the needs of both distribution partners and end consumers worldwide.

On July 22, 2005, MEC announced that its Board of Directors had approved a recapitalization plan intended to recapitalize MEC's balance sheet through the sale of certain non-strategic assets and possibly the raising of equity. To date, MEC has completed sales of non-strategic assets that have generated aggregate consideration of approximately $400.0 million. These transactions include the sales of Flamboro Downs, a harness track and alternative gaming facility in Canada, and a subsidiary that holds a management contract for the Colonial Downs racetrack in Virginia, both of which were sold in 2005 for aggregate gross proceeds of $76.0 million, the sale to Magna of a property in the United States held for sale for net proceeds of approximately $5.6 million in March 2006, the sale of a restaurant and related real estate in the United States for net proceeds of approximately $2.0 million in May 2006, the sale of the Magna Golf Club in Canada to Magna for net consideration of approximately $46.4 million in August 2006, the sale of the Fontana Golf Club in Austria to Magna for a net sale value of approximately $38.3 million in November 2006, the sale of The Meadows to Millennium-Oaktree for consideration of $200.0 million (comprised of $175.0 million in cash and the $25.0 million holdback agreement) in November 2006 and the sale of all of MEC's interests and rights in two real estate properties to MID for aggregate proceeds of approximately $30.1 million in February 2007.

The redevelopment of the Gulfstream Park racing facilities commenced in 2004 and was completed in 2006. The project included significant modifications and enhancements to the racing surfaces and stable area, including the construction of a new, wider turf course, which was completed prior to the start of the 2005 race meet. The project also included the construction of a modern clubhouse/grandstand, offering an array of restaurants and entertainment facilities. The capital budget for the redevelopment of Gulfstream Park was $176.5 million. The project was financed through $115.0 million of the Gulfstream Park project financing facility (see "REAL ESTATE BUSINESS — Loans Receivable from MEC — MEC Project Financings"), the BE&K Loan (see "LIQUIDITY AND CAPITAL RESOURCES — MEC") and from MEC's general corporate funds. As the project included the demolition of a substantial portion of the existing buildings and related structures, temporary facilities were erected to house the 2005 race meet. As with any disruption to the racing operations during a race meet, revenues and earnings generated during the 2005 race meet were negatively impacted. Gulfstream Park opened in a limited capacity for its 2006 live race meet on January 4, 2006 as racing and patron areas were sufficiently complete. Construction continued through the 2006 live race meet. As a result of on-going construction, revenues and earnings generated during the 2006 race meet were also negatively impacted.

In April 2004, MEC signed a Letter of Intent to explore the possibility of joint ventures between Caruso and certain of MEC's subsidiaries to develop certain undeveloped lands surrounding the Santa Anita Park and Golden Gate Fields racetracks. Upon execution of this Letter of Intent, MEC agreed to fund 50% of approved pre-development costs in accordance with a preliminary business plan for each of these projects, with the goal of entering into operating agreements. As at December 31, 2006, MEC has expended $6.3 million on this initiative, of which $4.2 million was paid in the year ended December 31, 2006. These amounts have been included in MEC's "real estate properties, net" on the Company's consolidated balance sheets. Under the terms of the Letter of Intent, MEC may be responsible to fund additional costs. On September 28, 2006, certain of MEC's affiliates entered into definitive operating agreements with Caruso regarding the proposed development of approximately 51 acres of undeveloped land surrounding Santa Anita Park.

MI Developments Inc.      2006    19

MEC is exploring the possibility of the future development of a thoroughbred racetrack with an associated retail shopping and entertainment complex on vacant land that MEC owns in Dixon, California. The Dixon City Council approved the project in October 2006, but opponents gathered sufficient signatures on petitions to force an election in which Dixon residents will vote on four measures aimed at overturning the City Council's various votes approving the project. The election is scheduled for April 17, 2007 and could affect MEC's future plans for the property.

Seasonality

Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. Because five of MEC's largest racetracks (Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Pimlico Race Course and Golden Gate Fields) run live race meets principally during the first half of the year, MEC's racing operations have historically operated at a loss in the second half of the year, with MEC's third quarter typically generating the largest operating loss. This seasonality has resulted in large quarterly fluctuations in revenue and operating results.

MEC Results of Operations

Basis of Presentation

The following discussion is based on MEC's results of operations included in MID's consolidated statements of income (loss) for the years ending December 31, 2006 and 2005.

Revenues

Live race days are a significant factor in the operating and financial performance of MEC's racing business. In 2006, MEC operated its largest racetracks for two fewer live race days than in the prior year, primarily due to a change in the racing calendar at the MJC, partially offset by an increase in awarded live race days at Golden Gate Fields. MEC's other racetracks operated for five additional live race days in 2006 compared to the prior year, primarily due to additional live race days at Remington Park and Portland Meadows, partially offset by a planned reduction in live race days at Thistledown.

Set forth below is a list of MEC's total live race days by racetrack for the years ended December 31, 2006 and 2005.

	2006	2005
Largest Racetracks:
Santa Anita Park(1)	86	85
Gulfstream Park	87	86
Golden Gate Fields	106	96
Laurel Park(2)	152	135
Lone Star Park	97	100
Pimlico Race Course(2)	31	59

	559	561

Other Racetracks(3):
The Meadows	208	206
Thistledown	156	185
Remington Park	118	98
Portland Meadows	86	70
Great Lakes Downs	101	100
Magna Racino™	40	45

	709	704

Total	1,268	1,265

(1)
Excludes The Oak Tree Meet, which consisted of 26 days in 2006 and 31 days in 2005.

(2)
Laurel Park and Pimlico Race Course constitute the MJC.

(3)
Flamboro Downs had 203 live race days in 2005 until its sale on October 19, 2005. The results of Flamboro Downs have been reported as discontinued operations in the consolidated financial statements.

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There are also many other factors that have a significant impact on MEC's racetrack revenues. Such factors include, but are not limited to: the level of wagering per customer on MEC's racing content on-track, at inter-track simulcast locations and at OTB facilities; attendance at MEC's racetracks, inter-track simulcast locations and OTB facilities; activity through MEC's XpressBet® and MagnaBet™ systems; the number of races conducted at MEC's racetracks and at racetracks whose signals MEC imports; the average field size per race; MEC's ability to attract the industry's top horses and trainers; inclement weather; and changes in the economy.

MEC's total revenues in 2006 were $710.9 million, including $706.0 million from racing and gaming operations and $4.9 million from other operations. This compares to revenues of $619.1 million in 2005, which included $613.1 million from racing operations and $6.0 million from other operations.

The revenue increase of $92.9 million, or 15%, in MEC's racing and gaming operations is primarily attributable to:

•
revenues in MEC's Southern U.S. operations being $48.7 million higher than in the prior year, primarily due to gaming revenues at the Remington Park casino facility which opened in November 2005 and generated $55.8 million of gaming revenues in 2006, with an average daily net win per machine of $236, compared to gaming revenues of $6.1 million in 2005, with an average daily net win per machine of $225, partially offset by decreased handle and revenues at Lone Star Park due to three fewer live race days in 2006 compared to 2005 and increased competition from racetracks in surrounding states and Internet wagering operations;

•
revenues in MEC's Florida operations being $16.4 million higher than in the prior year, primarily due to the opening of the Gulfstream Park slots facility on November 16, 2006 and the opening of the new clubhouse facility at Gulfstream Park in 2006. The Gulfstream Park slots facility generated $9.0 million of gaming revenues with an average daily net win per machine of $373. The live race meet conducted in the first half of 2005 operated out of temporary facilities which negatively affected 2005 revenues;

•
MEC's Technology revenues being $12.6 million higher than in the prior year period as a result of the AmTote Acquisition and increased wagering activity through MagnaBet™;

•
revenues in MEC's California operations being $11.2 million higher than in the prior year, primarily due to:

•
increased attendance and higher levels of handle and wagering at Santa Anita Park throughout the 2006 live race meet as a result of good weather in Southern California and focused marketing initiatives to attract patrons "back to the track". Southern California experienced significant rainfall during the 2005 live race meet, which resulted in lower attendance and gross wagering and a reduction in the number of races that were run on the turf course (which typically generates higher levels of wagering); and

•
a change in the racing calendar at Golden Gate Fields whereby live race days were increased from 96 days in 2005 to 106 days in 2006;

•
revenues in MEC's Maryland operations being $5.2 million higher than in the prior year, primarily due to:

•
increased food and beverage revenues resulting from MEC's acquisition of Maryland Turf Caterers, the food and beverage operations at Laurel Park and Pimlico, which was completed in September 2005 and consolidated into the Maryland operations, whereas MEC's equity interest in the operations prior to the acquisition was accounted for on an equity basis; and

•
increased wagering on Laurel Park racing content as a result of the new turf course at Laurel Park, which has resulted in increased field sizes and handle. Average daily export handle on the Laurel Park signal was up significantly in 2006 compared to 2005, which has generated increased wagering activity;

partially offset by revenues in MEC's Northern U.S. operations being $2.0 million lower than in the prior year, primarily due to a planned change in the racing calendar at Thistledown whereby live race days were decreased from 185 days in 2005 to 156 days in 2006.

The $1.1 million decrease in revenue from other operations in 2006 compared to the prior year is primarily due to fewer residential housing sales at MEC's European residential development.

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Purses, Awards and Other

Purses, awards and other expenses increased 13% to $345.8 million in 2006 from $306.3 million in 2005, primarily due to:

•
increased wagering at Golden Gate Fields, Santa Anita Park and Gulfstream Park for reasons noted above; and

•
$30.3 million of increased costs driven by Remington Park's casino facility having only operated in 2005 from its opening in late November 2005 compared to a full year of operations in 2006, combined with the opening of Gulfstream Park's casino facility in mid November 2006.

As a percentage of gross wagering and gaming revenues, purses, awards and other expenses decreased marginally to 49% in 2006 compared to 50% in 2005.

Operating Costs

Operating costs principally include salaries and benefits, the cost of providing totalisator services and manufacturing totalisator equipment, utilities, the cost of food and beverages sold, racetrack repairs and maintenance expenses, sales and marketing expenses, rent, printing costs, property taxes, licence fees, insurance premiums and predevelopment and pre-opening costs.

Operating costs of $316.0 million in 2006 increased by $34.2 million, or 12%, over the prior year, primarily due to:

•
a $17.1 million increase in costs in MEC's Southern U.S. operations, primarily due to operating and marketing costs at Remington Park for the new casino facility;

•
a $6.8 million increase in costs in MEC's Florida operations, primarily due to increased food and beverage operations and operating and marketing costs at Gulfstream Park as a result of the new slots facility;

•
a $6.3 million increase in MEC's Technology operations, primarily as a result of the AmTote Acquisition;

•
a $2.5 million increase in costs in MEC's Maryland operations as a result of MEC's acquisition of Maryland Turf Caterers discussed previously;

•
a $2.3 million increase in pre-development costs, primarily due to the $3.0 million expensing of deferred development costs incurred related to the Michigan licence (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") and a $1.5 million expense in 2006 relating to MEC's evaluation of other funding sources in connection with its recapitalization plan, partially offset by costs which were incurred in 2005 which did not recur in 2006, including $1.0 million of legal costs relating to the protection of MEC's distribution rights, a $0.6 million write-off of information technology determined to have no future benefit and $0.4 million of costs relating to the Laurel Park redevelopment, and $0.3 million less spent on pursuing alternative gaming operations; and

•
a $2.2 million increase in costs in MEC's California operations, primarily due to additional live race days at Golden Gate Fields as a result of the change in the racing calendar and increased wagering activity at Santa Anita Park;

partially offset by:

•
a $1.8 million decrease in costs in MEC's European operations as a result of cost reduction initiatives at Magna Racino™; and

•
$1.9 million of costs related to warranty work MEC was required to perform in 2005 on certain housing units in its European residential development that were not incurred in 2006.

As a percentage of total revenues, operating costs decreased from 46% in 2005 to 44% in 2006, primarily due to the increase in racing and gaming revenues, partially offset by additional costs as noted above.

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General and Administrative Expenses

MEC's general and administrative expenses were $73.7 million in 2006 compared to $64.0 million in 2005. The increase of $9.7 million is primarily attributable to MEC's Technology operations resulting from the AmTote Acquisition and $2.7 million in severance costs for three senior executives at MEC's corporate office, which includes $0.7 million of stock-based compensation and an additional $0.8 million of costs relating to stock-based compensation for other executives and employees. As a percentage of total revenues, general and administrative expenses remained consistent at 10% in 2006 and 2005, primarily due to the increase in racing and gaming revenues, offset by additional costs of AmTote and severance and stock option arrangements.

Depreciation and Amortization Expense

Depreciation and amortization increased $7.6 million from $37.0 million in 2005 to $44.6 million in 2006, primarily due to the increase in depreciation on the clubhouse facility at Gulfstream Park and the casino facility at Remington Park, which were substantially completed in the first quarter of 2006 and the fourth quarter of 2005, respectively.

Interest Expense, net

MEC's net interest expense in 2006 increased by $27.9 million over the prior year to $63.0 million. The higher net interest expense is primarily attributable to borrowings on the MEC Bridge Loan and the MEC Project Financing Facilities. Prior to completion of the Gulfstream Park redevelopment and the build-out of the Remington Park casino facility, interest on these financings was capitalized to the respective redevelopment projects. In 2006, $2.6 million of interest was capitalized with respect to projects under development, compared to $5.9 million in 2005.

Write-down of Long-lived Assets

The write-down of long-lived assets in 2006 is comprised of a $76.2 million write-down of Magna Racino™'s long-lived assets and the $1.3 million impairment loss on MEC's Canadian residential development land discussed previously (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). Magna Racino™'s long-lived assets were tested for impairment upon completion of its 2007 business plan. An expected present value approach of estimated future cash flows, including a probability-weighted approach in considering the likelihood of possible outcomes, and external valuation reports were used to determine the fair value of the long-lived assets. Based on this analysis, a non-cash write-down of $76.2 million was required.

Gains on Disposal of Business

In 2006, MEC recognized a gain of $115.2 million on the sale of The Meadows to Millennium-Oaktree, completed on November 14, 2006 (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives").

Gain on Disposal of Real Estate

In 2006, MEC sold to Magna a real estate property held for sale and located in the United States. A gain on disposal of real estate of $2.9 million was recognized based on the cash consideration received, net of transaction costs, of $5.6 million.

Income Tax

MEC recorded an income tax recovery of $7.3 million on a loss before dilution and other gains, income taxes and minority interest of $86.1 million in 2006 compared to an income tax benefit of $1.0 million on MEC's loss before dilution and other gains, income taxes and minority interest of $105.1 million in 2005. The income tax recovery in 2006 represents the reversal of net future tax liabilities associated with temporary differences related to Magna Racino™'s long-lived assets which were written down as discussed above, partially offset by income tax expense recognized in certain U.S. operations. The income tax benefit in 2005 relates primarily to certain Austrian income tax losses benefited, partially offset by income tax expense recognized in certain U.S. operations.

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Discontinued Operations

Discontinued operations for the years ended December 31, 2006 and 2005 include the operations of a restaurant and related real estate in the United States, the sale of which was completed on May 26, 2006, the operations of the Magna Golf Club, the sale of which was completed on August 25, 2006, and the operations of the Fontana Golf Club, the sale of which was completed on November 1, 2006. In addition, discontinued operations in 2005 include the operations of Flamboro Downs, the sale of which was completed on October 19, 2005, and Maryland-Virginia Racing Circuit, Inc. ("MVRC"), the sale of which was completed on September 30, 2005.

As disclosed in note 3(b) to the consolidated financial statements, MEC had income before minority interest from discontinued operations of $18.7 million in 2006 compared to a loss from discontinued operations of $3.3 million in 2005. Discontinued operations in 2006 included a $22.4 million gain on the disposal of the Fontana Golf Club and the sale of a restaurant and related real estate in the United States, which was partially offset by a $1.2 million impairment loss on the disposal of the Magna Golf Club. Discontinued operations in 2005 included a $15.0 million impairment loss recorded on the disposal of Flamboro Downs, which was partially offset by a $9.8 million gain on the disposal of MVRC. The Company recognized a minority interest expense of $7.8 million for discontinued operations in 2006 compared to a $1.4 million recovery in 2005, resulting in income from discontinued operations of $10.9 million in 2006 compared to a loss from discontinued operations of $1.9 million in 2005.

Net Loss

For the year ended December 31, 2006, MEC's net loss was $38.1 million compared to a net loss of $62.8 million for the year ended December 31, 2005. The net loss includes dilution gains and the minority interest impact as detailed later in the MD&A under the heading "MID CONSOLIDATED RESULTS OF OPERATIONS". Excluding the write-down of long-lived assets, disposal gains and discontinued operations, the $28.8 million increase in net loss is the result of a $27.2 million increase in operating loss and a $8.1 million reduction in the minority interest recovery, partially offset by a $0.2 million increase in dilution gains and a $6.3 million increase in the income tax recovery.

MEC Statements of Cash Flows

Cash Used in Operating Activities

MEC used $66.0 million of cash in operations before changes in non-cash balances in 2006 compared to a $67.2 million use of cash in 2005. The decrease of $1.2 million is primarily due to the $10.6 million increase in non-cash net expenses, partially offset by the $11.8 million increase in net loss from continuing operations (see note 19 to the consolidated financial statements for further details).

In 2006, $5.9 million of cash was generated from changes in non-cash balances compared to $12.6 million of cash generated in 2005. Cash used by non-cash working capital balances in 2006 was primarily due to a $14.7 million decrease in accounts receivable, partially offset by an $8.3 million increase in restricted cash at December 31, 2006 compared to the respective balances at December 31, 2005.

Cash Provided by Investing Activities

Cash provided by investing activities in 2006 was $85.0 million, and included $171.8 million of net proceeds on the disposal of The Meadows and $13.1 million of net proceeds received on the disposal of real estate properties, fixed and other assets, partially offset by expenditures of $90.6 million on real estate property and fixed assets and $9.3 million on the acquisition of AmTote. Expenditures on real estate property and fixed asset additions in 2006 consisted of $43.5 million on the Gulfstream Park redevelopment, $15.8 million on the Gulfstream Park slots facility, $7.6 million on maintenance capital improvements, $7.5 million on the Remington Park casino facility and $16.2 million of expenditures related to other racetrack property enhancements, infrastructure and development costs on certain of MEC's properties and technology operations.

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Cash Used in Financing Activities

Cash used in financing activities was $51.3 million in 2006, and included the $111.8 million repayment of the MEC Bridge Loan, $5.0 million of repayments under the Remington Park project financing, repayment of bank indebtedness of $20.8 million and repayment of long-term debt of $15.8 million, partially offset by borrowings (net of related costs) from the MID Lender of $89.5 million under the MEC Bridge Loan (prior to its repayment) and the MEC Project Financings and the issuance of long-term debt of $12.6 million. The borrowings from the MID Lender consist of $34.6 million under the MEC Bridge Loan, $24.6 million and $18.1 million under the initial tranche and July 2006 slots tranche, respectively, of the Gulfstream Park project financing facility and $12.2 million under the Remington Park project financing arrangement.

MEC Real Estate Properties

MEC owns a significant real estate portfolio. MEC characterizes this real estate according to the following categories:

(in thousands)	December 31, 2006	December 31, 2005
Revenue-producing racing properties	$681,336	$730,133
Under-utilized racing properties	96,951	96,303
Development properties	57,045	48,487
Revenue-producing non-racing properties	9,859	9,836
Properties held for sale	—	2,500

	$845,191	$887,259

Included in MEC's under-utilized racing properties is land adjacent to several of MEC's racetracks, Santa Anita Park, Gulfstream Park, Lone Star Park at Grand Prairie, Laurel Park (in respect of which MEC sold a 64 acre parcel of excess land adjacent to the racetrack to MID subsequent to December 31, 2006 — see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), Pimlico Race Course and Magna Racino™. MEC is considering a variety of options with respect to this under-utilized land, including entertainment and retail-based developments that could be undertaken in conjunction with business partners who might provide the necessary financing.

MEC's development properties, which are largely undeveloped, include approximately 27 acres of land in Oberwaltersdorf, Austria, located approximately 20 miles south of Vienna, Austria, approximately 800 acres of land in upstate New York, approximately 260 acres of land in Dixon, California, located approximately 20 miles southwest of Sacramento, approximately 491 acres of land in Ocala, Florida, approximately 157 acres of land in Palm Beach County, Florida adjacent to MEC's training centre, which is currently under development for a residential community, and approximately 34 acres of land in Aurora, Ontario (of which MEC's interests and rights were sold to MID subsequent to December 31, 2006 — see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives").

MEC's revenue-producing non-racing real estate includes its European residential development.

MID CONSOLIDATED RESULTS OF OPERATIONS

Overview

The following discussions are related to the consolidated operating results for the Company as it relates to its Real Estate Business and its controlling interest in MEC for the 2006 fiscal year. For a more detailed discussion of the fiscal 2006 operating results of the Real Estate Business and MEC, please refer to the discussion under the headings "REAL ESTATE BUSINESS — Real Estate Business Results of Operations" and "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations", respectively.

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Revenues

Consolidated revenues in 2006 increased by $103.2 million or 14% to $866.5 million. Revenues in the Real Estate Business, excluding interest and other income from MEC, increased by $11.4 million or 8% in 2006 compared to the prior year, primarily as a result of completed projects that came on-stream, contractual rent increases and the impact of changes in foreign exchange rates. MEC's revenues increased by $91.8 million or 15% in 2006, primarily due to gaming revenues at the Remington Park casino facility, which opened in November 2005, gaming revenues at the Gulfstream Park slots facility, which opened in November 2006, increased revenues due to the opening of the new clubhouse facility at Gulfstream Park in 2006, increased revenues in MEC's California operations due to 10 additional live race days at Golden Gate Fields and increased attendance and higher levels of handle and wagering at Santa Anita Park, an increase in food and beverage revenues in MEC's Maryland operations as a result of the acquisition of Maryland Turf Caterers in September 2005, increased revenues from the AmTote Acquisition and increased wagering on Laurel Park racing content due to the availability of the new turf course at Laurel Park.

Operating Costs and Expenses

Consolidated operating costs and expenses increased by $172.7 million or 22% to $962.5 million in 2006. Operating costs and expenses in the Real Estate Business increased to $70.6 million in 2006 compared to $65.7 million in 2005. As discussed previously, general and administrative expenses decreased by $1.3 million, while depreciation and amortization increased by $2.3 million and net interest expense increased by $3.9 million.

MEC's operating costs and expenses (excluding operating costs and expenses recognized in relation to the MEC Bridge Loan and MEC Project Financing Facilities) increased to $888.9 million in 2006 compared to $720.2 million in 2005. Excluding the write-down of long-lived assets, operating costs and expenses increased by $91.2 million, primarily due to increases in purses, awards and other expenses of $39.6 million, operating costs of $34.2 million, general and administrative expenses of $9.2 million, depreciation expense of $7.4 million and net interest expense of $0.8 million.

The elimination of the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations resulted in $3.0 million of additional operating costs and expenses in 2006 compared to $4.2 million in 2005.

Gains on Disposal of Business

As discussed previously, MEC recognized a gain of $115.2 million in 2006 on the sale of The Meadows to Millennium-OakTree, completed on November 14, 2006.

Gain on Disposal of Real Estate

In 2006, the Company recorded a $3.1 million net gain on the disposal of real estate properties, including $0.2 million recognized by the Real Estate Business on the disposal of two income-producing properties and one property held for sale and $2.9 million recognized on MEC's sale to Magna of a real estate property held for sale. In 2005, the Real Estate Business recorded a $10.3 million gain on the disposal of five real estate properties.

Dilution and Other Gains

During 2006, the Company recorded dilution and other gains of $2.1 million, consisting of a $1.9 million currency translation gain realized from capital transactions that gave rise to a reduction in the Real Estate Business' net investment in certain foreign operations and a $0.2 million dilution gain related to the Company's investment in MEC as a result of MEC's issuance of 159,264 shares of its Class A Subordinate Voting Stock pursuant to stock-based compensation arrangements. Similarly, during 2005, the Company recorded a nominal dilution gain related to its investment in MEC as a result of MEC's issuance of 16,567 shares of its Class A Subordinate Voting Stock.

26    MI Developments Inc.      2006

Income Taxes

For the year ended December 31, 2006, the Company recorded an income tax expense of $10.5 million against income from continuing operations before dilution and other gains, income taxes and minority interest of $27.8 million. By comparison, in 2005 the Company recorded an income tax expense of $18.3 million against a loss from continuing operations before income taxes, minority interest and dilution and other gains of $16.3 million. In order to better understand the Company's income taxes, refer to the sections entitled "REAL ESTATE BUSINESS — Real Estate Business Results of Operations — Income Taxes" and "Magna Entertainment Corp. — MEC Results of Operations — Income Taxes".

Minority Interest in MEC

The minority interest related to non-controlling equity interests in MEC's continuing operations resulted in a recovery of $35.1 million compared to a recovery of $43.2 million in 2005. The decrease in the minority interest recovery is due to the $19.7 million decrease in MEC's loss from continuing operations excluding the effect of minority interest and dilution and other gains in 2006 compared to 2005.

Discontinued Operations

As discussed previously, MEC had $10.9 million of income from discontinued operations in 2006 compared to a $1.9 million loss from discontinued operations in 2005.

Net Income

The Company had net income of $59.9 million in 2006 compared to net income of $6.6 million in 2005. The $53.3 million improvement in net income was caused by a $22.1 million increase in the Real Estate Business' net income, a $24.7 million decrease in MEC's net loss and a $6.5 million reduction in the amount of net income eliminated by removing the effects of the loan facilities between the MID Lender and MEC and certain of its subsidiaries from the consolidated results of operations.

LIQUIDITY AND CAPITAL RESOURCES

Real Estate Business

The Real Estate Business generated funds from operations of $138.2 million during the year ended December 31, 2006, and at December 31, 2006 had cash and cash equivalents of $191.9 million and shareholders' equity of $1.5 billion.

The Real Estate Business has an unsecured senior revolving credit facility in the amount of $50.0 million (the "MID Credit Facility"). The MID Credit Facility is available by way of U.S. or Canadian dollar loans or letters of credit. The MID Credit Facility expires on December 21, 2007, unless extended with the consent of both parties. Interest on drawn amounts is calculated based on an applicable margin determined by the Real Estate Business' ratio of funded debt to earnings before interest, income tax expense, depreciation and amortization. Currently, the Company is subject to the lowest applicable margin available, with drawn amounts incurring interest at LIBOR or bankers' acceptance rates plus 1%, or the U.S. base or Canadian prime rate. The MID Credit Facility contains negative and affirmative financial and operating covenants. At December 31, 2006, the Company was in compliance with all of these covenants. At December 31, 2006, the Company had no borrowings under the MID Credit Facility, but the Company had issued letters of credit totalling $0.3 million.

In December 2004, MID issued Cdn. $265.0 million of 6.05% senior unsecured debentures due December 22, 2016, at a price of Cdn. $995.70 per Cdn. $1,000.00 of principal amount. The Debentures rank equally with all of MID's existing and future senior unsecured indebtedness. At December 31, 2006, all of the Debentures remained outstanding.

The outstanding long-term debt in the Real Estate Business at December 31, 2006 was $233.0 million, which is comprised of $226.6 million of the Debentures and $6.4 million of mortgages payable on two properties.

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At December 31, 2006, the Real Estate Business' debt to total capitalization ratio was 14%. Management believes that the Real Estate Business could access additional capital by issuing debt, equity or a combination of securities and that the Real Estate Business' cash resources, funds from operations and available third-party borrowings will be sufficient to finance its operations and capital expenditures program during the next year. Additional acquisition and development activity will depend on the availability of suitable investment opportunities and related financing.

MEC

For details of the MEC Project Financings and MEC Bridge Loan, refer to the section entitled "REAL ESTATE BUSINESS — Loans Receivable From MEC".

On December 4, 2006, one of MEC's wholly-owned subsidiaries, The Santa Anita Companies, Inc. ("SAC"), entered into a $10.0 million revolving loan arrangement under its existing credit facility. The revolving loan arrangement matures on October 8, 2007, is guaranteed by MEC's wholly-owned subsidiary, the Los Angeles Turf Club, Incorporated ("LATC") and is secured by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. Loans under the agreement bear interest at the U.S. prime rate. At December 31, 2006, MEC had borrowings under the agreement of $6.5 million, such that $3.5 million of the facility was unused and available.

On July 26, 2006, MEC amended the MEC Credit Facility by increasing the maximum permitted borrowings for general corporate purposes to $50.0 million and providing for an additional $14.0 million to finance the purchase of the remaining 70% equity interest in AmTote. On November 14, 2006, as required under the amended MEC Credit Facility, MEC permanently reduced the outstanding borrowings by repaying $39.0 million from proceeds on the sale of The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), such that the remaining maximum permitted borrowings were $25.0 million. On December 22, 2006, MEC further amended the MEC Credit Facility to extend the maturity date to March 30, 2007, to make an additional $15.0 million available, to revise certain financial performance covenants and to increase the applicable interest rate. With the additional amount available, the maximum permitted borrowings under the MEC Credit Facility is $40.0 million. The MEC Credit Facility is available by way of U.S. base rate loans plus 5% or LIBOR plus 6%. Loans under the facility are secured by a first charge on the assets of Golden Gate Fields and a second charge on the assets of Santa Anita Park, and are guaranteed by certain of MEC's subsidiaries. In addition, MEC has pledged the shares of the wholly-owned subsidiary that owns AmTote. At December 31, 2006, MEC had no borrowings under the MEC Credit Facility, but had issued letters of credit totalling $24.7 million, such that $15.3 million of the MEC Credit Facility was unused and available.

On July 31, 2006, one of MEC's European subsidiaries amended and extended its bank term line of credit of 2.5 million euros and its bank term loan of 2.9 million euros. These two facilities were consolidated into one bank term loan with a maturity date of July 31, 2007. A repayment of $0.9 million euros was made on July 31, 2006 and a further repayment of 0.7 million euros was made on January 31, 2007. The bank term loan bears interest at the Euro Overnight Index Average rate plus 1.1% per annum. A European subsidiary of MEC has provided two first mortgages on real estate properties as collateral for this bank term loan. At December 31, 2006, a balance of 4.5 million euros ($5.9 million) was outstanding under the fully drawn bank term loan.

In connection with MEC's sale of the Fontana Golf Club to a subsidiary of Magna (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), 16.8 million euros ($21.4 million) of debt, including accrued interest, was assumed by the purchaser.

In connection with the sale of the Magna Golf Club to Magna (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), Cdn. $32.6 million ($29.3 million) of the net sale proceeds were used to pay all amounts owing under certain loan agreements with Bank Austria Creditanstalt AG related to the Magna Golf Club.

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The BE&K Loan obtained to partially finance additional material and labour costs and changes in scope of work related to the reconstruction of the Gulfstream Park racing facilities (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives") matures on April 14, 2007 and may be extended at the lender's option to July 31, 2008. The $16.6 million loan arrangement bears interest at the U.S. Prime rate plus 0.4% per annum and may be repaid at any time, in whole or in part, without penalty. Loans under the facility are secured by a mortgage over land in Ocala, Florida and a guarantee of $5.0 million by MEC. MEC repaid $2.0 million of this loan upon closing of the sale of The Meadows (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), and placed $15.0 million into escrow with MID to ensure full repayment of the BE&K Loan (although the MID Lender subsequently provided its consent to MEC to access such funds for limited purposes other than repayment of the BE&K Loan on an as-needed basis approved by MID). As at December 31, 2006, $10.6 million was outstanding under the BE&K Loan.

One of MEC's European subsidiaries is party to a 15.0 million euro denominated term loan facility, collateralized by a pledge of land and a guarantee by MEC, which bears interest at 4% per annum. At December 31, 2006, 15.0 million euros ($19.8 million) was outstanding under this fully drawn facility, which matured and was repaid in full on February 9, 2007. The same European subsidiary has another 15.0 million euro denominated term loan facility, collateralized by a first and second mortgage on land in Austria owned by the European subsidiary, which bears interest at the European Interbank Offered Rate ("EURIBOR") plus 2% per annum. At December 31, 2006, 15.0 million euros ($19.8 million) was outstanding under this facility, which matures on December 31, 2007.

One of MEC's subsidiaries, AmTote, has three term loan facilities, which mature on April 30, 2007. The loan facilities bear interest at the U.S. prime rate plus 1.0% to 1.25% per annum and are collateralized by all of AmTote's assets up to a total of $6.0 million. At December 31, 2006, an aggregate amount of $4.4 million was outstanding under these three term loan facilities.

One of MEC's subsidiaries, SAC, is party to a secured term loan facility that matures on October 7, 2007, subject to SAC's option to extend the maturity to October 7, 2009. Under the facility, SAC is entitled to borrow up to a maximum of $75.0 million. Borrowings under the facility bear interest at LIBOR plus 2.0% per annum. Effective November 1, 2004, MEC entered into an interest rate swap contract and fixed the rate of interest at 5.4% per annum to October 31, 2007 on a notional amount of 40% of the outstanding balance under this loan facility. Effective November 30, 2005, MEC entered into an additional interest rate swap contract and fixed the rate of interest at 7.1% per annum to October 7, 2007 on a notional amount of $10.0 million. The loan facility is guaranteed by LATC, MEC's wholly-owned subsidiary, and is collateralized by a first deed of trust on Santa Anita Park and the surrounding real property, an assignment of the lease between LATC and SAC and a pledge of all of the outstanding capital stock of LATC and SAC. The loan contains cross-default provisions with the MEC Credit Facility. At December 31, 2006, $64.2 million was outstanding under this fully drawn facility.

In June 2003, MEC issued $150.0 million of 8.55% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $7.05 per share, subject to adjustment under certain circumstances, and mature on June 15, 2010. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions in the period from June 2, 2006 to June 1, 2008. At December 31, 2006, all of the notes remained outstanding.

In December 2002, MEC issued $75.0 million of 7.25% convertible subordinated notes, which are convertible at any time at the option of the holders into shares of its Class A Subordinate Voting Stock at a conversion price of $8.50 per share, subject to adjustment under certain circumstances, and mature on December 15, 2009. The notes are redeemable at the principal amount together with accrued and unpaid interest, at MEC's option, under certain conditions in the period from December 21, 2005 to December 14, 2007. At December 31, 2006, all of the notes remained outstanding.

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On November 27, 2002, contemporaneous with MEC's acquisition of MJC, MEC granted the remaining minority interest shareholders of MJC the option to sell such interest to MEC at any time during the first five years after closing of the acquisition. A cash payment of $18.3 million plus interest will be required on exercise of the option. At December 31, 2006, this obligation is secured by letters of credit under the MEC Credit Facility and has been included in MEC's "long-term debt due within one year" on the Company's consolidated balance sheets.

Two of MEC's subsidiaries, which are part of MJC, are party to term loan facilities that bear interest at the U.S. prime rate or LIBOR plus 2.6% and 7.0% per annum, respectively. Both term loans have interest rate adjustment clauses that reset to the market rate for U.S. Treasury security of an equivalent term plus 2.6% at set dates prescribed in the agreements. At December 31, 2006, $6.9 million and $4.0 million, respectively, were outstanding under these fully drawn term loan facilities, which mature on December 1, 2013 and June 7, 2017, respectively. Subsequent to year-end, $9.8 million of the proceeds from MEC's sale of a 64 acre parcel of excess land adjacent to MEC's racetrack at Laurel Park in Howard County, Maryland to MID was used to repay a portion of these term loan facilities. Both loan facilities are collateralized by deeds of trust on land, buildings and improvements and security interests in all other assets of certain affiliates of MJC.

At December 31, 2006, MEC had cash and cash equivalents of $58.4 million, bank indebtedness of $6.5 million and shareholders' equity and minority interest totalling $408.8 million. At December 31, 2006, MEC was in compliance with all of its debt agreements and related covenants.

The results of operations and the financial position of MEC have been included in the consolidated financial statements on a going concern basis, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future. MEC has incurred net losses before minority interest recovery of $65.4 million, $107.4 million and $97.5 million for the years ended December 31, 2006, 2005 and 2004, respectively, and has a working capital deficiency of $94.3 million as at December 31, 2006. Accordingly, MEC's ability to continue as a going concern is in substantial doubt and is dependent on MEC's ability to generate cash flows that are adequate to sustain the operations of the business, renew or extend current financing arrangements and maintain MEC's obligations with respect to secured and unsecured creditors, none of which is assured.

Since July 2005, as part of MEC's strategic plan and under its recapitalization plan, MEC has completed sales of non-strategic assets that have generated aggregate consideration of approximately $400.0 million (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"). These proceeds have been largely used to repay debt and for general corporate purposes. MEC is continuing to pursue other funding sources in connection with the recapitalization plan, which may include further asset sales, partnerships, and raising capital through equity offerings under the U.S. Registration Statement and the Canadian Prospectus filed on February 21, 2007 (see "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives"), any of which may involve the Company. The success of these efforts is not determinable at this time. The consolidated financial statements do not give effect to any adjustments which would be necessary should MEC be unable to continue as a going concern and, therefore, be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

In order for MEC to fund operations and implement its strategic plan, including capitalizing on future growth opportunities, MEC will be required to seek additional financing and funds from one or more possible sources, which may include the Company, through means such as asset sales, project financings for racing and/or alternative gaming developments, investments by partners in certain of MEC's racetracks and other business operations and debt or equity offerings through public or private sources. If additional financing or other sources of funds are not available to MEC as needed, or are not available on terms that are acceptable to MEC, MEC's ability to add alternative gaming to its racetracks where and when permitted or improve or expand its operations as planned may be adversely affected.

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CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Chief Executive Officer and the Executive Vice-President and Chief Financial Officer of MID have evaluated the effectiveness of MID's disclosure controls and procedures, as defined in Multilateral Instrument 52-109 — Certification of Disclosure in Issuers' Annual and Interim Filings ("MI 52-109"), as of the end of the period covered by the annual filings (as defined in MI 52-109) (the "Evaluation Date"). They have concluded that, as of the Evaluation Date, MID's disclosure controls and procedures were effective to ensure that material information relating to MID and its consolidated subsidiaries would be made known to them by others within those entities and would be disclosed on a timely basis. However, as recommended by Canadian and United States securities regulators, MID will continue to periodically evaluate its disclosure controls and procedures and will make modifications from time to time as deemed necessary to ensure that information is recorded, processed, summarized and reported within the time periods specified in the applicable rules.

Report on Internal Control Over Financial Reporting

MID's management is responsible for establishing and maintaining adequate internal control over financial reporting (as such term is defined in MI 52-109 and Rules 13a-15(f) and 15d-15(f) under the United States Securities Exchange Act of 1934) for MID. Under the supervision and with the participation of MID's Chief Executive Officer and Executive Vice-President and Chief Financial Officer, management conducted an evaluation of the effectiveness of MID's internal control over financial reporting, as of the Evaluation Date, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on its evaluation under this framework, management concluded that MID's internal control over financial reporting was effective as of the Evaluation Date.

Ernst & Young LLP, an independent registered public accounting firm, who audited and reported on MID's consolidated financial statements for the year ended December 31, 2006 included in MID's annual report for fiscal 2006, has also issued an attestation report under standards of the Public Company Accounting Oversight Board (United States) on management's assessment of MID's internal control over financial reporting as of the Evaluation Date. The attestation report is at the front of the financial statements included in MID's annual report for fiscal 2006.

Changes in Internal Control Over Financial Reporting

As of the Evaluation Date, there were no changes in MID's internal control over financial reporting that occurred during MID's most recent interim period (as defined in MI 52-109) that have materially affected, or are reasonably likely to materially affect, MID's internal control over financial reporting.

Limitation on the Effectiveness of Controls and Procedures

MID's management, including the Chief Executive Officer and the Executive Vice-President and Chief Financial Officer, does not expect that MID's controls and procedures will prevent all potential error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

COMMITMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

In the ordinary course of business activities, the Company may be contingently liable for litigation and claims with, among others, customers, suppliers and former employees. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to accurately estimate the extent of potential costs and losses, if any, management believes, but can provide no assurance, that the ultimate resolution of such contingencies would not have a material adverse effect on the financial position of the Company. See "REAL ESTATE BUSINESS — Greenlight Capital Litigation" for further discussion of the Greenlight Litigation.

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The Company has made commitments for future payment of long-term debt, including capital lease obligations, obligations under operating and facility leases and construction commitments. At December 31, 2006, future payments, including interest payments, under these contractual obligations, excluding obligations between the Real Estate Business and MEC, were as follows:

(in thousands)	2007	2008	2009	2010	2011	Thereafter	Total
Real Estate Business:
Mortgage obligations	$869	$869	$3,657	$359	$1,936	$—	$7,690
Debentures	13,758	13,758	13,758	13,758	13,758	296,202	364,992
Construction and development project commitments	5,169	—	—	—	—	—	5,169

	19,796	14,627	17,415	14,117	15,694	296,202	377,851

MEC:
Long-term debt	95,289	13,150	60,686	4,255	6,605	40,865	220,850
Note obligations	18,263	18,263	93,263	156,413	—	—	286,202
Capital lease obligations(1)	1,452	1,452	1,452	1,452	1,452	27,060	34,320
Operating and facility leases(2)	6,368	5,074	4,390	4,130	2,262	6,446	28,670
Construction and development project commitments	5,708	—	—	—	—	—	5,708
Other liabilities(3)	1,152	—	—	—	—	—	1,152

	128,232	37,939	159,791	166,250	10,319	74,371	576,902

Consolidated	$148,028	$52,566	$177,206	$180,367	$26,013	$370,573	$954,753

(1)
MEC's racetrack and associated land under capital lease at Lone Star Park are included in the Grand Prairie Metropolitan Utility and Reclamation District ("GPMURD"). Lone Star Park entered into an agreement with GPMURD whereby it is required to make certain payments to GPMURD in lieu of property taxes. Such payments include amounts necessary to cover GPMURD operating expenses and debt service for certain bonds issued by GPMURD to fund improvements on the land up to the debt service requirements. Lone Star Park incurred $2.1 million of such payments in relation to this arrangement in 2006. The Lone Star Park capital lease has an imputed interest rate of 8.5%, matures on April 1, 2007 and is collateralized by the buildings and improvements at Lone Star Park.

(2)
Operating and facility lease obligations do not include contingent lease payments and primarily represent obligations for premises and totalisator and other equipment under lease, rental or service agreements. Contingent lease payments are typically dependent on handle, revenues, live race days and other factors.

(3)
Other liabilities represent MEC's expected 2007 pension and postretirement benefit contributions. The required contributions for periods beyond 2007 depend on certain factors that cannot be reasonably determined at this time.

In addition to the letters of credit issued under the MID Credit Facility and MEC Credit Facility, the Company had $5.3 million (Real Estate Business — $3.3 million; MEC — $2.0 million) of letters of credit issued with various financial institutions at December 31, 2006 to guarantee various of its construction projects. These letters of credit are secured by cash deposits of the Company.

MEC has provided indemnities related to surety bonds and letters of credit issued in the process of obtaining licences and permits at certain racetracks and to guarantee various of its construction projects. As at December 31, 2006, these indemnities amounted to $9.4 million with expiration dates through 2007.

For further discussion of commitments, contractual obligations and contingencies, refer to notes 23 and 25 to the consolidated financial statements and the sections entitled "MAGNA ENTERTAINMENT CORP. — Recent Developments and Current Initiatives", "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Revenues" and "LIQUIDITY AND CAPITAL RESOURCES".

OFF-BALANCE SHEET ARRANGEMENTS

Off-balance sheet arrangements consist of derivative financial instruments, letters of credit, guarantee contracts, construction and development project commitments, and certain operating agreements. For a further understanding of these arrangements, please refer to notes 3, 20, 22 and 23 to the consolidated financial statements.

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RELATED PARTY TRANSACTIONS

For a discussion of the Company's transactions with related parties, please refer to notes 22 and 25 to the consolidated financial statements.

FOURTH QUARTER

The following items occurring in the fourth quarter had a significant impact on the fourth quarter's consolidated results of operations, cash flows and financial condition:

(i)
MEC recognized a $115.2 million gain on the disposal of The Meadows and a $20.9 million gain on the disposal of the Fontana Golf Club. For further details, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Recent Developments and Current Initiatives";

(ii)
MEC recognized a $77.4 million non-cash write-down of long-lived assets. For further details, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Write-down of Long-lived Assets"; and

(iii)
One of MEC's wholly-owned subsidiaries entered into a new $10.0 million revolving loan arrangement under an existing credit facility. MEC also repaid $39.0 million of the MEC Credit Facility from proceeds from the disposal of The Meadows and then amended the MEC Credit facility as described further in the section entitled "LIQUIDITY AND CAPITAL RESOURCES — MEC".

OUTSTANDING SHARES

As at the date of this MD&A, the Company had 47,821,364 Class A Subordinate Voting Shares and 547,413 Class B Shares outstanding. For further details, refer to notes 14 and 17 to the consolidated financial statements.

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the Toronto Stock Exchange ("TSX") on May 19, 2005, the Company was authorized, during the 12-month period commencing May 24, 2005 and ending May 23, 2006, to purchase for cancellation up to a total of 4,005,956 Class A Subordinate Voting Shares, being 10% of the public float (as defined by the TSX) of the Class A Subordinate Voting Shares (the "Public Float").

Pursuant to the terms of a normal course issuer bid program for which the Company received approval from the TSX on September 29, 2006, the Company may, during the 12-month period commencing October 4, 2006 and ending October 3, 2007, purchase for cancellation up to a total of 3,257,895 Class A Subordinate Voting Shares, being 10% of the Public Float. The price that MID will pay for shares purchased pursuant to the bid will be the market price at the time of acquisition.

Depending upon future price movements and other factors, MID believes that its Class A Subordinate Voting Shares may from time to time represent an attractive investment alternative for MID and a desirable use of any available funds. To date, the Company has not purchased any Class A Subordinate Voting Shares under its normal course issuer bid programs.

DIVIDENDS

In 2006, the Company declared a quarterly dividend with respect to each of the three-month periods ended December 31, 2005, March 31, 2006, June 30, 2006 and September 30, 2006 in the amount of $0.15 per Class A Subordinate Voting Share and Class B Share. Subsequent to December 31, 2006, the Board of Directors of the Company declared a dividend of $0.15 per Class A Subordinate Voting Share and Class B Share in respect of the three-month period ended December 31, 2006, which will be paid on or about April 15, 2007 to shareholders of record at the close of business on March 30, 2007.

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MID MANAGEMENT

Mr. Doug R. Tatters resigned from his position as MID's Executive Vice-President and Chief Financial Officer, effective July 7, 2006. On July 11, 2006, the Company's Board of Directors appointed Mr. Robert Kunihiro to serve as Executive Vice-President and Chief Financial Officer, effective on or about August 15, 2006.

On September 28, 2006, the Company's Board of Directors appointed Mr. Don Cameron to serve as Chief Operating Officer, effective immediately.

CRITICAL ACCOUNTING ESTIMATES

Overview

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported and disclosed in the consolidated financial statements. Management bases estimates on historical experience and various other assumptions that are believed to be reasonable in the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. On an ongoing basis, management evaluates its estimates. However, actual results could differ from those estimates under different assumptions or conditions.

The Company's significant accounting policies are included in note 1 to the consolidated financial statements. Management believes the following critical accounting policies involve the most significant judgments and estimates used in the preparation of the Company's consolidated financial statements.

Real Estate Business

Long-lived Assets

The Real Estate Business' most significant asset is its net investment in real estate properties. Properties are stated at cost less accumulated depreciation, reduced for impairment losses where appropriate. Cost represents acquisition and development costs, capitalized interest and indirect costs wholly attributable to development. Management tests properties and other long-lived assets for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. If testing indicates that the carrying amount of an asset is not recoverable, an impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value.

For properties and fixed assets not available for sale, the Real Estate Business periodically assesses whether there are indicators of impairment. If such indicators are present, the Real Estate Business completes a net recoverable amount analysis for the property by determining whether the carrying value of the property can be recovered through undiscounted future cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on discounted cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

When properties are identified by the Real Estate Business as available for sale, the carrying amount is reduced, if necessary, to the net realizable value determined based on discounted cash flows of the assets, appraisals and, if appropriate, current estimated net sales proceeds from pending offers.

For real estate properties, depreciation is provided on a straight-line basis over estimated useful lives, which typically range from 20 to 40 years for buildings.

Accounting estimates related to long-lived assets are subject to significant measurement uncertainty and are susceptible to change as such estimates require management to make forward- looking assumptions regarding cash flows and business operations.

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Lease Accounting and Revenue Recognition

Where the Company has retained substantially all the benefits and risks of ownership of its rental properties, leases with its tenants are accounted for as operating leases. Where substantially all the benefits and risks of ownership of its rental properties have been transferred to tenants, the Company's leases are accounted for as direct financing leases. For leases involving land and buildings, if the fair value of the land exceeds 25% of the consolidated fair value of the land and building at the inception of the lease, the Company evaluates the land and building separately in determining the appropriate lease treatment. In such circumstances, the land lease is typically accounted for as an operating lease, and the building is accounted for as either an operating lease or a direct financing lease, as appropriate.

The leases with Magna (the "Leases") are triple-net leases under which the lessee is responsible for the direct payment of all operating costs related to the properties (including property taxes, insurance, utilities and routine repairs and maintenance). Revenues and operating expenses do not include any amounts related to operating costs paid directly by the lessees.

The Leases may provide for either scheduled fixed rent increases or periodic rent increases based on increases in a local price index. Where periodic rent increases depend on increases in a local price index, such rent increases are accounted for as contingent rentals and recognized in income in applicable future years. Where scheduled fixed rent increases exist in operating leases, the total scheduled fixed lease payments of the lease are recognized in income evenly on a straight-line basis over the term of the lease. The amount by which the straight-line rental revenue differs from the rents collected in accordance with the lease agreements is recognized in deferred rent receivable.

The Real Estate Business' classification of its leases as operating leases or direct financing leases, and the resulting revenue recognition treatment, depends on estimates made by management. If these estimates are inaccurate, there is risk that revenues and income for a period may be overstated or understated.

MEC

Impairment of Intangible and Long-lived Assets

MEC's most significant intangible assets are racing licences, which represent the value attributed to licences to conduct race meets acquired through MEC's acquisition of racetracks. Intangible assets are evaluated for impairment on an annual basis or when impairment indicators are present. An impairment write-down to fair value would occur if estimated discounted cash flows from operations, less carrying charges for contributory assets assumed to be owned by third parties, is less than the carrying amount of the racing licence.

MEC's long-lived assets are evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If such events or changes in circumstances are present, the recoverability of the long-lived assets is assessed by determining whether the carrying value of such assets can be recovered through projected undiscounted cash flows. If the sum of expected future cash flows, undiscounted and without interest charges, is less than net book value, the excess of the net book value over the estimated fair value, based on using discounted future cash flows and appraisals, is charged to operations in the period in which such impairment is determined by management.

Accounting estimates related to intangibles and long-lived asset impairment assessments are "critical accounting estimates" because they are subject to significant measurement uncertainty and are susceptible to change as management is required to make forward-looking assumptions regarding cash flows and business operations. Any resulting impairment loss could have a material impact on MEC's results of operations and financial position.

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Future Income Tax Assets

At December 31, 2006, MEC had recorded future tax assets (net of related valuation allowances) in respect of loss carryforwards and other deductible temporary differences. The realizability of MEC's future tax assets is evaluated quarterly by assessing the valuation allowance and by adjusting the allowance as necessary. The assessment considers forecasts of future taxable income and tax planning strategies that could be implemented to realize the future tax assets. Should operations not yield future taxable income or if tax planning strategies could not be implemented, there could be a material impact on MEC's consolidated tax expense or recovery and on the amount of MEC's future tax assets reported on the Company's consolidated balance sheet.

Real Estate Business and MEC

Stock-based Compensation

Compensation expense for stock options is based on the fair value of the options at the grant date and is recognized over the period from the grant date to the date the award is vested and its exercisability does not depend on continued service by the option holder. Compensation expense is recognized as general and administrative expenses, with a corresponding amount included in equity as contributed surplus for MID and in minority interest for MEC. The contributed surplus balance is reduced as MID options are exercised and the amount initially recorded for the options in contributed surplus is credited to Class A Subordinate Voting Shares, along with the proceeds received on exercise. In the event that options are forfeited or cancelled prior to having vested, any previously recognized expense is reversed in the period of forfeiture or cancellation.

The fair value of stock options is estimated at the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model used to determine fair values was developed for use in estimating the fair value of freely traded options which are fully transferable and have no vesting restrictions. In addition, this model requires the input of subjective assumptions, including expected dividend yield, future stock price volatility and expected time until exercise. Although the assumptions used reflect management's best estimates, they involve inherent uncertainties based on market conditions outside of management's control. Because the outstanding stock options have characteristics which are significantly different from those of traded options, and because changes in any of the assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide the only measure of the fair value of the stock options granted. For further details, please refer to note 17 to the consolidated financial statements.

NEW ACCOUNTING PRONOUNCEMENTS AND DEVELOPMENTS

Please refer to notes 2 and 26 of the consolidated financial statements for a detailed discussion of new accounting standards which have been adopted by the Company or have not yet been adopted due to delayed effective dates.

36    MI Developments Inc.      2006

SELECTED ANNUAL AND QUARTERLY FINANCIAL DATA
(in thousands, except for per share information)

Years Ended and As At December 31,	2006	2005	2004
Revenues:
Real Estate Business	$184,782	$151,134	$128,772
MEC(1),(2)	710,923	619,107	677,004
Eliminations(3)	(29,249)	(7,017)	(85)

	$866,456	$763,224	$805,691

Net income (loss) from continuing operations:
Real Estate Business(4)	$98,510	$76,435	$52,263
MEC(2),(5),(6),(7)	(49,077)	(60,897)	(60,808)
Eliminations(3)	(505)	(7,031)	(3,046)

	$48,928	$8,507	$(11,591)

Net income (loss):
Real Estate Business(4)	$98,510	$76,435	$52,263
MEC(2),(5),(6),(7)	(38,135)	(62,845)	(57,717)
Eliminations(3)	(505)	(7,031)	(3,046)

	$59,870	$6,559	$(8,500)

Total assets:
Real Estate Business	$1,767,764	$1,658,626	$1,654,341
MEC	1,258,054	1,430,938	1,417,823
Eliminations(3)	(203,522)	(217,978)	(29,472)

	$2,822,296	$2,871,586	$3,042,692

Total debt:
Real Estate Business	$232,965	$233,113	$226,046
MEC	587,965	657,350	524,249
Eliminations(3)	(185,984)	(192,870)	(26,426)

	$634,946	$697,593	$723,869

Cash dividends declared per share	$0.60	$0.54	$0.36

Basic and diluted income (loss) per share from continuing operations	$1.01	$0.18	$(0.24)

Basic and diluted income (loss) per share	$1.24	$0.14	$(0.18)

MI Developments Inc.      2006    37

Year Ended December 31, 2006(8)	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$43,739	$46,578	$47,874	$46,591	$184,782
MEC(1),(2)	279,890	183,225	114,933	132,875	710,923
Eliminations(3)	(6,396)	(7,528)	(8,292)	(7,033)	(29,249)

	$317,233	$222,275	$154,515	$172,433	$866,456

Net income (loss) from continuing operations:
Real Estate Business(4)	$22,172	$29,167	$23,868	$23,303	$98,510
MEC(2),(5),(6)	2,918	(16,239)	(28,158)	(7,598)	(49,077)
Eliminations(3)	(508)	153	(748)	598	(505)

	$24,582	$13,081	$(5,038)	$16,303	$48,928

Net income (loss):
Real Estate Business(4)	$22,172	$29,167	$23,868	$23,303	$98,510
MEC(2),(5),(6),(7)	2,838	(15,658)	(29,930)	4,615	(38,135)
Eliminations(3)	(508)	153	(748)	598	(505)

	$24,502	$13,662	$(6,810)	$28,516	$59,870

Basic and diluted earnings (loss) per share from continuing operations	$0.51	$0.27	$(0.11)	$0.34	$1.01

Basic and diluted earnings (loss) per share	$0.51	$0.28	$(0.14)	$0.59	$1.24

Year Ended December 31, 2005(8)	March 31	June 30	September 30	December 31	Total
Revenue:
Real Estate Business	$36,484	$36,217	$38,151	$40,282	$151,134
MEC(1),(2)	243,072	168,463	81,275	126,297	619,107
Eliminations(3)	(510)	(706)	(1,992)	(3,809)	(7,017)

	$279,046	$203,974	$117,434	$162,770	$763,224

Net income (loss) from continuing operations:
Real Estate Business(4)	$16,414	$22,296	$18,722	$19,003	$76,435
MEC(2),(6)	(3,378)	(10,242)	(25,499)	(21,778)	(60,897)
Eliminations(3)	(433)	(3,209)	(1,934)	(1,455)	(7,031)

	$12,603	$8,845	$(8,711)	$(4,230)	$8,507

Net income (loss):
Real Estate Business(4)	$16,414	$22,296	$18,722	$19,003	$76,435
MEC(2),(6),(7)	(2,799)	(15,857)	(20,502)	(23,687)	(62,845)
Eliminations(3)	(433)	(3,209)	(1,934)	(1,455)	(7,031)

	$13,182	$3,230	$(3,714)	$(6,139)	$6,559

Basic and diluted earnings (loss) per share from continuing operations	$0.26	$0.19	$(0.18)	$(0.09)	$0.18

Basic and diluted earnings (loss) per share	$0.27	$0.07	$(0.08)	$(0.13)	$0.14

38    MI Developments Inc.      2006

(1)
Excludes MEC's discontinued operations.

(2)
Most of MEC's racetracks operate for prescribed periods each year. As a result, MEC's racing revenues and operating results for any quarter will not be indicative of the racing revenues and operating results for any other quarter or for the year as a whole. This seasonality has resulted in large quarterly fluctuations in revenue and operating results. Refer to the section entitled "MAGNA ENTERTAINMENT CORP. — Seasonality" for further details. For other factors affecting the variability in MEC's quarterly and annual revenues and operating results, refer to the section entitled "MAGNA ENTERTAINMENT CORP. — MEC Results of Operations — Revenues".

(3)
Transactions and balances between the Real Estate Business and MEC have not been eliminated in the presentation of each segment's financial data and related measurements. However, the effects of transactions and balances between these two segments, which are further described in note 22(a) to the consolidated financial statements, are eliminated in the consolidated results of operations and financial position of the Company.

(4)
The Real Estate Business' results for 2006 include (i) a $0.7 million recovery ($0.4 million net of income taxes) in the second quarter under the Company's insurance policy of costs incurred in association with the Greenlight Litigation, (ii) a $1.9 million gain in the second quarter realized from capital transactions that gave rise to a reduction in the net investment in certain foreign operations, (iii) a $2.1 million future tax recovery in the second quarter from the reduction in the future Canadian tax rate, (iv) a $2.4 million expense ($1.7 million net of income taxes) in the third quarter in connection with the Real Estate Business' evaluation of certain transactions that, ultimately, were not undertaken, and (v) $0.3 million of depreciation ($0.2 million net of income taxes) recognized upon reclassifying a property previously held for sale as an income-producing property. The Real Estate Business' results for the year ended December 31, 2005 include (i) costs incurred in association with the Shareholder's Proposals and the Greenlight Litigation in the amounts of $1.8 million, $0.8 million, $0.8 million and $1.9 million ($1.2 million, $0.5 million, $0.5 million and $1.2 million net of income taxes) in the first, second, third and fourth quarters, respectively, (ii) a $9.3 million gain ($5.9 million net of income taxes) and $0.9 million gain ($0.6 million net of income taxes) on the disposal of real estate property in the second and fourth quarters, respectively, and (iii) a $0.6 million future tax recovery in the fourth quarter resulting from a change in the tax rate in Mexico. The Real Estate Business' results for the year ended December 31, 2004 reflect (i) the impact of costs related to employee settlement expenses of $7.0 million ($4.9 million net of income taxes), (ii) $2.7 million ($2.4 million net of income taxes) of costs related to the Company's decision that it would not proceed with an offer to acquire all of the outstanding shares of Class A Subordinate Voting Stock of MEC not owned by MID, and (iii) a $1.4 million net future income tax charge resulting from changes in European tax rates.

(5)
Net income (loss) from continuing operations and net income (loss) for the year ended December 31, 2006 includes (i) a $115.2 million gain ($67.3 million after the related minority interest expense) in the fourth quarter on the sale of The Meadows, and (ii) the impact of non-cash write-downs of MEC's long-lived assets of $77.4 million ($45.3 million after the related minority interest recovery). Net income (loss) from continuing operations and net income (loss) for the year ended December 31, 2004 includes (i) the impact of non-cash write-downs of MEC's long-lived assets of $26.7 million ($15.6 million after related minority interest recovery), and (ii) a future tax recovery of $5.1 million ($3.0 million after related minority interest expense) due to a reduction in enacted income tax rates in Austria.

(6)
Net income (loss) from continuing operations and net income (loss) for MEC are net of minority interest and dilution and other gains.

(7)
Net income (loss) for 2006 includes (i) a gain of $2.9 million ($1.7 million after related income taxes and minority interest expense) on the sale to Magna of a property held for sale, (ii) a gain of $1.5 million ($0.6 million after related income taxes and minority interest expense) included in discontinued operations in the second quarter related to the sale of a restaurant and related real estate in the United States, (iii) an impairment loss, included in discontinued operations, on the disposition of the Magna Golf Club in the third quarter of $1.2 million ($0.7 million after related minority interest recovery), and (iv) a gain of $20.9 million ($12.2 million after the related minority interest expense) included in discontinued operations on the disposition of the Fontana Golf Club in the fourth quarter. Net income (loss) for the year ended December 31, 2005 includes (i) $15.0 million ($7.3 million after related income tax and minority interest recoveries) of non-cash write-downs of MEC's racing licence assets used in discontinued operations, including $12.3 million ($5.9 million after related income tax and minority interest recoveries) recorded in the second quarter and $2.7 million ($1.4 million after related income tax and minority interest recoveries) recorded in the fourth quarter, and (ii) a $9.8 million gain ($4.6 million after related income tax and minority interest expense) recognized in the third quarter on the disposition of a subsidiary.

(8)
Quarterly data is unaudited.

MI Developments Inc.      2006    39

FORWARD-LOOKING STATEMENTS

The contents of this MD&A contain statements that, to the extent they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of applicable securities legislation, including the United States Securities Act of 1933 and the United States Securities Exchange Act of 1934. Forward-looking statements may include, among others, statements regarding the Company's future plans, goals, strategies, intentions, beliefs, estimates, costs, objectives, economic performance or expectations, or the assumptions underlying any of the foregoing. Words such as "may", "would", "could", "will", "likely", "expect", "anticipate", "believe", "intend", "plan", "forecast", "project", "estimate" and similar expressions are used to identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results and will not necessarily be accurate indications of whether or the times at or by which such future performance will be achieved. Undue reliance should not be placed on such statements. Forward-looking statements are based on information available at the time and/or management's good faith assumptions and analyses made in light of our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances, and are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond the Company's control, that could cause actual events or results to differ materially from such forward-looking statements. Important factors that could cause such differences include, but are not limited to, the risks set forth in the "Risk Factors" section in MID's Annual Information Form for 2006, filed on SEDAR at www.sedar.com and attached as Exhibit 1 to MID's Annual Report on Form 40-F for the year ended December 31, 2006. The "Risk Factors" section also contains information about the material factors or assumptions underlying such forward-looking statements. Forward-looking statements speak only as of the date the statement was made and unless otherwise required by applicable securities laws, MID expressly disclaims any intention and undertakes no obligation to update or revise any forward-looking statements contained in this MD&A to reflect subsequent information, events or circumstances or otherwise.

40    MI Developments Inc.      2006

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  Exhibit 3